Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145549

PROSPECTUS

$125,000,000

United Refining Company

Exchange Offer for

10 1/2% Senior Notes due 2012

We are hereby offering to exchange an aggregate principal amount of up to $125,000,000 of our new 10 1/2% Senior Notes due 2012 for a like amount of our old 10 1/2% Senior Notes due 2012, which were issued on May 4, 2007.

The new notes will evidence the same debt as the old notes and the terms of the new notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the old notes for which they may be exchanged pursuant to this exchange offer, except that the new notes:

•	will be freely transferable by holders thereof; and

•	will be issued free of any covenant regarding liquidated damages or registration.

The old notes are and the new notes will be senior unsecured obligations of the issuer and will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the subsidiary guarantors. The notes and each subsidiary guarantee will rank pari passu with all other unsecured and unsubordinated indebtedness and senior to all subordinated indebtedness of the issuer and the applicable subsidiary guarantor, respectively.

The exchange offer expires at 5:00 p.m., New York City time, on October 19, 2007, unless we extend it.

The new notes will not be listed on any national securities exchange.

Each broker-dealer that receives new notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. If the broker-dealer acquired the old notes as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of new notes.

For a discussion of risk factors that should be considered in connection with an investment in the new notes, see “ Risk Factors” beginning on page 11.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2007.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to United Refining Company, 15 Bradley Street, Warren, Pennsylvania 16365, Attention: Investor Relations, telephone number: (814) 723-1500. To obtain timely delivery, security holders must request the information no later than October 12, 2007.

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ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires:

•	United Refining Company and “issuer” refer to United Refining Company, a Pennsylvania corporation, the issuer of the new notes;

•	“subsidiary guarantors” refers to the subsidiaries of United Refining Company that will guarantee the new notes; and

•	“we,” “us,” “our” and similar terms refer to United Refining Company and, unless the context otherwise requires, its subsidiaries, including the subsidiary guarantors.

Certain terms used herein have been defined in “Description of the Notes—Certain Definitions” appearing on page 45 of this prospectus and in other sections under “Description of the Notes” beginning on page 30 of this prospectus.

The distribution of this prospectus and the offer and sale of the new notes and related guarantees may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, the issuer and the subsidiary guarantors have filed with the Securities and Exchange Commission, or SEC, a registration statement relating to the new notes on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus constitutes a part of the registration statement. As permitted under SEC rules, the prospectus does not include all of the information contained in the registration statement. We refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto, for further information about us and the new notes. References in this prospectus to any of our contracts or other documents are not necessarily complete. If we have filed any document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of that document.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The indenture governing the new notes requires us to file with the SEC, and to make available to securities analysts and prospective investors upon request, reports and other information called for by rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, regardless of whether we are subject to the reporting requirements of the Exchange Act.

INCORPORATION BY REFERENCE

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information

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incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference the following documents we filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended August 31, 2006, filed with the SEC on November 29, 2006;

•	Current Report on Form 8-K (Date of Report: November 29, 2006), filed with the SEC on November 29, 2006;

•	Amended Annual Report on Form 10-K/A for the fiscal year ended August 31, 2006, filed with the SEC on December 18, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended November 30, 2006, filed with the SEC on January 16, 2007;

•	Current Report on Form 8-K (Date of Report: January 16, 2007), filed with the SEC on January 16, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended February 28, 2007, filed with the SEC on April 16, 2007;

•	Current Report on Form 8-K (Date of Report: April 16, 2007), filed with the SEC on April 16, 2007;

•	Current Report on Form 8-K (Date of Report: May 1, 2007), filed with the SEC on May 1, 2007;

•	Current Report on Form 8-K (Date of Report: May 4, 2007), filed with the SEC on May 4, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended May 31, 2007, filed with the SEC on July 16, 2007;

•	Current Report on Form 8-K (Date of Report: July 17, 2007), filed with the SEC on July 17, 2007.

Furthermore, all documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the exchange offer shall be deemed to be incorporated by reference into this prospectus. References in this prospectus to this prospectus will be deemed to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference will be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently dated document incorporated by reference or in this prospectus modifies or supersedes the statement. Information that we file later with the SEC will automatically update the information incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any person to whom this prospectus is delivered may obtain without charge a copy of any or all of the documents incorporated in this prospectus by reference, excluding exhibits to any such document unless such exhibits are specifically incorporated by reference into such document. Written requests should be directed to United Refining Company, 15 Bradley Street, Warren, Pennsylvania 16365, Attention: Investor Relations. Oral requests should be made by telephoning (814) 723-1500. In order to obtain timely delivery, you must request the information no later than October 12, 2007.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, contains “forward-looking statements” as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause our actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

•	repayment of debt;

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•	fluctuations in the price of oil based on market dynamics;

•	risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in our markets;

•	the demand for and supply of crude oil and refined products;

•	the spread between market prices for refined products and market prices for crude oil;

•	the possibility of inefficiencies or shutdowns in refinery operations or pipelines;

•	the availability and cost of financing to us;

•	environmental, tax, tobacco or other legislation or regulation relating to our business;

•	volatility of gasoline prices, margins and supplies;

•	merchandising margins;

•	labor costs;

•	level of capital expenditures;

•	customer traffic;

•	weather conditions;

•	acts of terrorism and war;

•	our business strategies and our ability to effectuate such strategies;

•	expansion and growth of operations;

•	future projects and investments;

•	future exposure to currency devaluations or exchange rate fluctuations;

•	expected outcomes of legal and administrative proceedings and their expected effects on our financial position, results of operations and cash flows;

•	future operating results and financial condition;

•	the effectiveness of our disclosure controls and procedures and internal control over financial reporting; and

•	general economic, business and market conditions.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including those described in this prospectus under “Risk Factors” and in our SEC filings and the following:

•	general economic business conditions;

•	prices of oil and gas and industry expectations about future prices;

•	foreign exchange controls and currency fluctuations;

•	political stability;

•	the business opportunities (or lack thereof) that may be presented to and pursued by us;

•	changes in laws or regulations;

•	the validity of the assumptions used in the design of our disclosure controls and procedures; and

•	our ability to implement in a timely manner internal control procedures necessary to allow our management to report on the effectiveness of our internal control over financial reporting.

Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements.

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PROSPECTUS SUMMARY

The summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the risk factors and financial statements, and the documents we incorporate by reference to fully understand the terms of the new notes as well as the other considerations that are important to you in making a decision about whether to invest in the new notes. All references to a fiscal year refer to the year ended August 31 of the stated year.

Unless the context specifically requires otherwise, all references herein to “old notes” shall refer to the $125,000,000 aggregate principal amount of notes which we sold in May 2007 and which are the subject of this registration statement, and not the aggregate principal amount of $225,000,000 of the same series of notes offered by us in August 2004 and February 2005 under the same indenture, which notes we sometimes refer to herein as the “initial notes.” We sometimes refer herein to the initial notes, the old notes and the new notes collectively as the “notes.”

The Company

We are the leading integrated refiner and marketer of petroleum products in our primary market area, which encompasses western New York and northwestern Pennsylvania. We own and operate a medium complexity 70,000 barrel per day, or bpd, petroleum refinery in Warren, Pennsylvania where we produce a variety of products, including various grades of gasoline, ultra low sulfur diesel fuel, kerosene, No. 2 heating oil and asphalt. Our operations are organized into two business segments: wholesale and retail. The wholesale segment is responsible for the acquisition of crude oil, petroleum refining, supplying petroleum products to the retail segment and the marketing of petroleum products to wholesale and industrial customers.

The retail segment sells petroleum products under the Kwik Fill®, Citgo® and Keystone® brand names through a network of company-operated retail units, and sells convenience and grocery items through company-owned gasoline stations and convenience stores under the Red Apple Food Mart ® and Country Fair ® brand names. As of May 31, 2007, we operated 371 units, of which 184 units are owned, 124 units are leased and the remaining stores are operated under a management agreement. Approximately 19% of the gasoline stations within this network are branded Citgo ® pursuant to a license agreement granting us the right to use Citgo’s applicable brand names, trademarks and other forms of Citgo’s identification. As of May 31, 2007, approximately 82% and 25% of our gasoline and distillate production, respectively, was sold through our retail network.

For the fiscal year ended August 31, 2006 (sometimes referred to herein as fiscal 2006), we had total net sales of $2.4 billion, of which approximately 53% were derived from gasoline sales, approximately 39% were from sales of other petroleum products and 8% were from sales of merchandise and other revenue. For the nine month period ended May 31, 2007, we had total net sales of $1.7 billion, of which approximately 55% were derived from gasoline sales, approximately 36% were from sales of other petroleum products and 9% were from sales of merchandise and other revenue. Our capacity utilization rates have averaged over 96.7% over the last five years.

Recent Developments

The Company successfully completed its comprehensive turnaround of the Crude unit and other related units, such as the Desalter and Vacuum tower which is regularly scheduled approximately every 48 months. In addition to normal maintenance work, the Company upgraded the units to allow them to meet the 30 ppm low sulfur gasoline requirement of the federal Clean Air Act which is effective January 1, 2008. The Company now has the ability to process 70,000/bpd of crude instead of the previous 65,000/bpd capacity. The upgrade will also allow the Company to run up to 80% of its crude slate as heavy, sour crude. The Company will continue to utilize its proprietary linear program model to determine the optimal crude slate and run rate for the facility.

We are currently evaluating the best means to move forward with the implementation of our previously delayed plan for construction of a coker and related infrastructure (the “Project”), including the scope and cost of the Project and obtaining acceptable financing for the Project. In August 2007, we engaged an engineering firm to provide an updated cost schedule estimate for the Project and we continue to explore acceptable financing alternatives.

The Company continues to be impacted by the world crude market as it continues to remain volatile with prices on the New York mercantile Exchange (NYMEX) ranging from a low of $57.43/bbl in December to a high of $78.21/bbl in July. Average crude oil prices for delivery in the fourth fiscal quarter of 2007 as of August 10, 2007 were averaging $68.40/bbl as compared to an average of $61.39/bbl for the third fiscal quarter of 2007, a $7.01 increase.

Industry-wide wholesale margins of gasoline have decreased in the fourth fiscal quarter of 2007 as compared to the third fiscal quarter of 2007 while heating oil margins have increased slightly. As of August 10, 2007, margins, as indicated by the difference between prices of crude oil contracts traded on the NYMEX and prices of NYMEX gasoline and heating oil contracts, were averaging $20.83 and $16.11 respectively for the fourth fiscal quarter of 2007. This represents a $7.73 decrease in wholesale margins for gasoline and a $0.73 increase in wholesale margins for heating oil. The widely monitored “3-2-1 crackspread”, consisting of two thirds gasoline margin and one third heating oil margin, decreased $4.91 to $19.25.

Corporate Information

Our principal executive offices are located at 15 Bradley Street, Warren, Pennsylvania 16365 and our telephone number is (814) 723-1500. We maintain a Web site at www.urc.com. Our Web site and the information it contains are not a part of this prospectus.

THE EXCHANGE OFFER

On May 4, 2007, we privately sold and issued $125,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2012, or old notes, to which the exchange offer applies, to an initial purchaser in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes were unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by the subsidiary guarantors. In connection with the initial purchaser’s purchase of the old notes, we and the subsidiary guarantors agreed to commence the exchange offer following the initial offering of the old notes. The old notes were issued under the same indenture as $225,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2012 issued in August 2004 and February 2005.

The Exchange Offer:

We are offering new 10 1/2% Senior Notes due 2012, unconditionally guaranteed by the subsidiary guarantors, jointly and severally, on a senior unsecured basis, which new notes and guarantees will be registered under the Securities Act, in exchange for the old notes and old guarantees.

To exchange your old notes, you must properly tender them, and we must accept your tender. We will exchange all old notes that you validly tender and do not validly withdraw. We will issue registered new notes promptly after the expiration of the exchange offer.

Expiration Date:	The exchange offer will expire at 5:00 p.m., New York City time, on October 19, 2007, unless we extend it.

Conditions to the Exchange Offer:	The exchange offer is subject to the condition that it not violate applicable law or any SEC policy.

Procedures for Tendering Old Notes:	Each holder of old notes that wishes to accept the exchange offer must, before the exchange offer expires, either:

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complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your old notes to be exchanged and all other documents required by the letter of transmittal, to The Bank of New York, as exchange agent, at the address indicated under “The Exchange Offer—Exchange Agent”; or

•

if old notes are tendered in accordance with book-entry procedures, arrange with The Depository Trust Company, or DTC, to transmit to The Bank of New York, as exchange agent, an agent’s message indicating, among other things, the holder’s agreement to be bound by the letter of transmittal,

•	or comply with the procedures summarized below in the Summary section entitled “Guaranteed Delivery Procedures.”

A holder of old notes that tenders old notes in the exchange offer must represent, among other things, that:

•	the holder is not an affiliate of the issuer or any subsidiary guarantor;

•	the holder is acquiring the new notes in its ordinary course of business;

•	the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

Special Procedures for Tenders by Beneficial Owners of Old Notes:

If you beneficially own old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in this exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures:

If you hold old notes in certificated form or if you own old notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those old notes but

•	the certificates for your old notes are not immediately available or all required documents are unlikely to reach the exchange agent before the exchange offer expires; or

•	you cannot complete the procedure for book-entry transfer on time,

you may tender your old notes in accordance with the procedures described in “The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery.”

Withdrawal:

You may withdraw your tender of old notes under the exchange offer at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any withdrawal must be in accordance with the procedures described in “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes:

We will accept for exchange any and all old notes properly tendered prior to the expiration of the exchange offer. The issuer and the subsidiary guarantors will complete the exchange offer and the issuer will issue the new notes promptly after the expiration of the exchange offer.

Resale of New Notes:

We believe that, if you are not a broker-dealer, you may offer new notes (together with the guarantees thereof) for resale, resell and otherwise transfer the new notes (and the related guarantees) without complying with the registration and prospectus delivery requirements of the Securities Act (but subject to all other regulatory requirements) if you:

•	acquired the new notes in the ordinary course of business;

•	are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a “distribution,” as defined under the Securities Act, of the new notes; and

•	are not an “affiliate,” as defined under the Securities Act, of the issuer or any subsidiary guarantor.

If any of these conditions are not satisfied, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Our belief that transfers of new notes would be permitted without registration or prospectus delivery under the conditions described above is based on the interpretations of the SEC given to other, unrelated issuers in transactions similar to the exchange offer. We cannot assure you that the SEC would take the same position with respect to the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Consequences of Not Exchanging Old Notes:

If you do not tender your old notes or we reject your tender, your old notes will remain outstanding and will continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legends on the old notes. Holders of old notes will not be entitled to any further registration rights under the registration rights agreement.

You do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Certain United States Federal Tax Considerations:	Your exchange of old notes for new notes will not be treated as a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Tax Considerations.”

Use of Proceeds:

We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the old notes.

Exchange Agent:

The Bank of New York is serving as exchange agent for the exchange offer. The address and the facsimile and telephone numbers of the exchange agent are provided in this prospectus under “The Exchange Offer—Exchange Agent” and in the letter of transmittal.

THE NEW NOTES

The exchange offer applies to the $125,000,000 principal amount of the old notes outstanding as of the date hereof. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the old notes for which they may be exchanged pursuant to this exchange offer, except that the new notes:

•	will be freely transferable by holders thereof; and

•	will be issued free of any covenant regarding liquidated damages and registration.

The new notes will represent the same debt as the old notes and will be governed by the same indenture, which is governed by New York law. See “Description of the Notes.” Certain capitalized terms used below are defined under the caption “Description of the Notes—Certain Definitions” appearing on page 50 of this prospectus and in other sections under “Description of the Notes” beginning on page 34 of this prospectus.

Issuer	United Refining Company.

The Notes:

$125,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2012. In August 2004 and February 2005, we issued and aggregate principal amount of 10 1/2% Senior Notes due 2012 pursuant to the same indenture under which we issued the old notes and such indenture allows us to issue additional notes from time to time. The old notes constitute part of a single class of securities together with the initial notes.

Maturity Date:	August 15, 2012.

Subsidiary Guarantees:

In connection with the issuance of the initial notes, all of our existing direct and indirect subsidiaries unconditionally guaranteed all notes issued under the indenture on a senior unsecured basis. Such guarantee applies to the initial notes (as originally issued and as subsequently registered), the old notes and the new notes.

Interest Payment Dates:	Interest will be payable in cash on February 15 and August 15 of each year, beginning on August 15, 2007. Interest on the notes will accrue from February 15, 2007.

Ranking

The new notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness, and senior to any of our subordinated indebtedness. The guarantees of the new notes by the subsidiary guarantors will rank equally to all of such subsidiary guarantors’ existing and future senior unsecured obligations. The new notes and the subsidiary guarantees thereof will be effectively subordinated to all secured indebtedness of ours and the subsidiary guarantors to the extent of the assets securing such indebtedness. As of May 31, 2007, we and the subsidiary guarantors had $5.3 million of secured indebtedness.

Optional Redemption:

Prior to August 15, 2008, we may redeem some or all of the new notes by paying a “make-whole” premium based on U.S. Treasury rates plus the outstanding principal amount and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption.

On and after August 15, 2008, we may redeem all or part of the new notes at the redemption prices (expressed as percentages of principal amount) set forth under “Description of the Notes—Optional Redemption of Notes.”

In addition, at any time on or prior to August 15, 2007, we may redeem up to 35% of the issued aggregate principal amount of the new notes with the proceeds of one or more equity offerings at a redemption price equal to 110.50% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that after giving effect to such redemption at least 65% of the principal amount of the new notes remains outstanding. The new notes are not otherwise redeemable at our option.

Change of Control:

In the event of a change of control, you will have the right, as a holder of the new notes, to require us to repurchase some or all of your notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of the Notes—Change of Control.”

Certain Covenants:	The indenture governing the new notes contains certain covenants limiting, among other things:

•	the incurrence of additional indebtedness by us or our subsidiaries;

•	the issuance of stock of our subsidiaries;

•	the payment of dividends and certain other payments by us and our subsidiaries;

•	the creation of certain liens by us and our subsidiaries;

•	our ability and our subsidiaries’ ability to enter into sale/leaseback transactions;

•	our creation of restrictions on the ability of our subsidiaries to make payments to us;

•	our ability to engage in asset sales;

•	our ability or our subsidiaries’ ability to enter into certain transactions with affiliates; and

•	our ability or our subsidiaries’ ability to merge, consolidate or transfer substantially all of their assets.

No Public Market:	We do not intend to apply for listing or quotation of the new notes on any securities exchange or market.

SUMMARY HISTORICAL AND CONSOLIDATED FINANCIAL DATA

The following table sets forth certain historical financial and operating data (i) as of August 31, 2004, 2005 and 2006, (ii) as of May 31, 2006 and 2007 and for the nine months ended May 31, 2006 and 2007 and for (iii) the last twelve months ended May 31, 2007. The summary income statement, balance sheet, financial and ratio data as of and for each of the three years in the period ended August 31, 2006 has been derived from our audited consolidated financial statements. Such information, as of and for the nine months ended May 31, 2006 and 2007, has been derived from our unaudited consolidated financial statements which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and our results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The operating information for all periods presented has been derived from our accounting and financial records. The summary financial and operating data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Financial Data” and the financial statements and related notes, included in and incorporated by reference, respectively, in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended August 31, 2006, which report is incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

	Year Ended August 31,						Nine Months Ended		Last Twelve Months Ended
	2004		2005		2006		May 31, 2006	May 31, 2007	May 31, 2007
	(dollars in thousands)
Income Statement Data:
Net sales	$1,488,937		$1,890,189		$2,437,052		$1,693,443	$1,664,675	$2,408,284
Gross margin(1)	277,716		294,173		418,426		314,042	273,804	378,188
Refining operating expenses(2)	104,938		120,305		144,389		113,419	95,738	126,708
Selling, general and administrative expenses	111,808		117,644		128,781		94,420	100,782	135,143
Operating income	48,517		43,538		132,066		96,325	66,837	102,578
Interest expense	21,445		24,661		24,645		18,715	19,060	24,990
Interest income	22		133		750		300	1,740	2,190
Other income (expense)	(2,201)		(3,062)		(1,898)		(601)	(2,489)	(3,786)
Equity in net earnings of affiliate	672		864		2,190		1,412	1,273	2,051
Loss on early extinguishment of debt	(6,770)		—		—		—	—	—
Income before income tax expense	18,795		16,812		108,463		78,721	48,301	78,043
Income tax expense	7,400		6,900		44,449		32,886	19,804	31,367
Net income	11,395		9,912		64,014		45,835	28,497	46,676

Balance Sheet Data (at end of period):
Total assets	366,382		418,837		516,771		500,240	653,327	653,327
Total debt	212,948		227,141		228,014		228,150	359,369	359,369
Total stockholder’s equity	47,106		50,873		91,853		90,149	111,260	111,260

Selected Financial Data:
EBITDA(3)	60,088		57,966		150,339		110,477	80,416	120,278
Depreciation and amortization	16,620		16,493		17,231		13,041	13,055	17,245
Capital expenditures (cash)	10,075		11,858		21,719		13,341	31,525	39,903
Ratio of earnings to fixed charges(4)	1.7	x	1.5	x	4.0	x			3.5	x

	Year Ended August 31,			Nine Months Ended		Last Twelve Months Ended
	2004	2005	2006	May 31, 2006	May 31, 2007	May 31, 2007
Operating Information:

Refining Operations:
Crude oil input (mbbls/day)(5)	63.7	63.7	65.8	65.1	59.3	61.5
Utilization	98.0%	98.0%	101.3%	100.1%	91.3%	94.6%
Total saleable refinery production (mbbls/day)	65.2	65.5	67.5	67.3	61.3	63.0
Gasoline	27.9	27.5	28.5	28.6	27.4	27.6
Middle distillates	16.6	17.4	18.1	18.3	14.7	15.4
Asphalt	17.4	18.3	18.4	17.9	16.8	17.6
Total saleable products (mbbls/day) (production & purchases)	71.0	71.5	73.2	72.6	69.5	70.9
Gross profit (per bbl)	$2.66	$2.94	$6.17	$6.20	$4.97	$5.27
Refining operating expenses (per bbl)	$4.04	$4.61	$5.41	$5.73	$5.05	$4.90

Retail Network:
Number of stores (at period end)(6)	312	313	310	310	308	308
Gasoline volume (m gal)	296,518	296,899	297,608	216,779	230,117	310,946
Gasoline gross profit (cents/gal)	15.75	13.11	16.24	15.60	16.08	16.57
Average gasoline volume per store (m gal/month)	81.6	81.4	82.1	79.8	85.2	86.4
Distillate volume (m gal)	47,008	47,001	53,510	39,118	41,561	55,952
Distillate gross profit (cents/gal)	11.19	11.27	11.76	12.27	14.49	13.43
Merchandise sales (in thousands)	$180,701	$189,244	$199,473	$143,062	$150,108	$206,518
Merchandise gross margin	28.6%	28.0%	27.4%	27.4%	27.1%	27.1%
Merchandise gross profit (in thousands)	$51,650	$53,060	$54,572	$39,238	$40,719	$56,052
Average merchandise sales per store/per month (in thousands)	$48.26	$50.38	$53.62	$51.28	$54.15	$55.88

(1)	Gross margin is defined as gross profit plus refining operating expenses. Refinery operating expenses are expenses incurred in refining and included in cost of goods sold in our consolidated financial statements. Refining operating expenses equals refining operating expenses per barrel, multiplied by the volume of total saleable products per day, multiplied by the number of days in the period.
(2)	Refining operating expenses include refinery fuel produced and consumed in refinery operations.
(3)	EBITDA represents net income (loss), excluding gains on early extinguishment of debt as per the Indenture, plus interest expense, taxes, depreciation and amortization. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operations or other cash flow statement data prepared in accordance with generally accepted accounting principles of the United States (“GAAP”) measure of a company’s profitability or liquidity. We use this term because it is a widely accepted financial indicator utilized to analyze and compare companies on the basis of operating performance and is used to calculate certain debt coverage ratios included in several of our debt agreements. Our method of computation of EBITDA may or may not be comparable to other similarly titled measures used by other companies.
(4)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before provision for income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest on indebtedness including amortization of discount and debt issuance costs and the estimated interest component of rental expense. The estimated interest component of rental expense is calculated using the actual interest expense for those assets leased from related entities at a fixed rate of 9.59% or a variable rate based on the London interbank offered rate (“LIBOR”). All other estimated interest of rental expense is calculated using 10.5%.

(5)	During the fiscal quarter, the Company successfully completed its refinery maintenance turnaround of the crude unit which is regularly scheduled approximately every 48 months. In addition to normal maintenance work, the Company upgraded the crude unit and related units to allow them to meet the 30 ppm low sulfur gasoline requirement of the federal Clean Air Act which is effective January 1, 2008. The Company now has the ability to process 70,000 barrels per day “bpd” of crude instead of the previous 65,000 bpd capacity. The upgrade will also allow the Company to run up to 80% of its crude slate as heavy, sour crude.
(6)	Excludes stores operated under long-term management agreements for all periods presented.

	Year Ended August 31,			Nine Months Ended		Last Twelve Months Ended
	2004	2005	2006	May 31, 2006	May 31, 2007	May 31, 2007
EBITDA Reconciliation:
Net income (loss)	$11,395	$9,912	$64,014	$45,835	$28,497	$46,676
Interest expense	21,445	24,661	24,645	18,715	19,060	24,990
Income tax expense (benefit)	7,400	6,900	44,449	32,886	19,804	31,367
Depreciation	12,453	12,687	13,190	9,878	10,447	13,759
Amortization	4,167	3,806	4,041	3,163	2,608	3,486
Prepayment of debt refinancing	3,228	—	—	—	—	—

EBITDA	$60,088	$57,966	$150,339	$110,477	$80,416	$120,278

[Remainder of Page Intentionally Left Blank]

RISK FACTORS

Holders of old notes should carefully consider the following risk factors in addition to the other information contained in this prospectus before tendering their old notes in the exchange offer for new notes, although the risk factors (other than those dealing specifically with the new notes) are generally applicable to the old notes as well as the new notes. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In the following discussion of risk factors, when we refer to the term “note” or “notes,” we are referring to both the old notes and the new notes to be issued in the exchange offer.

Risks Relating to the Business

Substantial Leverage and Ability to Service and Refinance Debt

As of May 31, 2007, our aggregate total debt was $359.4 million and our stockholder’s equity was $111.3 million. The ratio of our earnings to fixed charges for fiscal year 2006 was 4.0 times. In addition, subject to the restrictions in the indenture and the Revolving Credit Facility described in “Description of Certain Indebtedness,” we may incur additional indebtedness from time to time to provide working capital, to finance acquisitions or capital expenditures or for other corporate purposes.

The level of our indebtedness could have important consequences to holders of the notes, including: (i) a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) our level of indebtedness could limit our flexibility in planning for and reacting to changes in the industry and economic conditions generally.

Our ability to pay interest and principal on the notes and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, most of which are beyond our control. We anticipate that our operating cash flow, together with borrowings under the Revolving Credit Facility, will be sufficient to meet our operating expenses and capital expenditures, to sustain operations and to service our interest requirements as they become due. If we are unable to generate sufficient cash flow to service our indebtedness and fund our capital expenditures, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness (including the notes) or seeking additional equity capital. There can be no assurance that any of these strategies could be affected on satisfactory terms, if at all. Our ability to meet our debt service obligations will be dependent upon our future performance which, in turn, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

If we are unable to generate sufficient cash flow to service our indebtedness and fund our capital expenditures, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness (including the notes) or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. Our ability to meet our debt service obligations will be dependent upon our future performance, which, in turn, is subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Volatility of Crude Oil Prices and Refining Margins

We are engaged primarily in the business of refining crude oil and selling refined petroleum products. Our earnings and cash flows from operations are dependent upon us realizing refining and marketing margins at least sufficient to cover our fixed and variable expenses. The cost of crude oil and the prices of refined products depend upon numerous factors beyond our control, such as the supply of and demand for crude oil, gasoline and other refined products, which are affected by, among other things, changes in domestic and foreign economies, political events, and instability or armed conflict in oil producing regions, production levels, weather, the availability of imports, the marketing of gasoline and other refined petroleum products by our competitors, the marketing of competitive fuels, the impact of energy conservation efforts, and the extent of domestic and foreign government regulation and taxation. A large, rapid increase in crude oil prices would adversely affect our operating margins if the increased cost of raw materials could not be passed to our customers on a timely basis, and would adversely affect our sales volumes if consumption of refined products, particularly gasoline, were to decline as a result of such price increases. A sudden drop in crude oil prices would adversely affect our operating margins since wholesale prices typically decline promptly in response thereto, while we will be paying the higher crude oil prices until our crude supply at such higher prices is processed. The prices which we may obtain for our refined products are also affected by regional factors, such as local market conditions and the operations of competing refiners of petroleum products as well as seasonal factors influencing demand for such products. In addition, our refinery through put and operating costs may vary due to scheduled and unscheduled maintenance shutdowns.

We do not manage the price risk related to all of our inventories of crude oil and refined products with a permanent formal hedging program, but we do manage our risk exposure by managing inventory levels and by selectively applying hedging activities. At May 31, 2007, the Company had no open futures positions.

At May 31, 2007, we were exposed to the risk of market price declines with respect to a substantial portion of our crude oil and refined product inventories.

Competition

Many of our competitors are fully integrated companies engaged on a national and/or international basis in many segments of the petroleum business, including exploration, production, transportation, refining and marketing, on scales much larger than ours. Large oil companies, because of the diversity and integration of their operations, larger capitalization and greater resources, may be better able to withstand volatile market conditions, compete on the basis of price, and more readily obtain crude oil in times of shortages.

We face strong competition in our market for the sale of refined petroleum products, including gasoline. Such competitors have in the past and may in the future engage in marketing practices that result in profit margin deterioration for us for periods of time, causing an adverse impact on us.

Concentration of Refining Operations

All of our refinery activities are conducted at our facility in Warren, Pennsylvania. In addition, we obtain substantially all of our crude oil supply through our owned and operated Kiantone Pipeline. Any prolonged disruption to the operations of our refinery or the Kiantone Pipeline, whether due to labor difficulties, destruction of or damage to such facilities, severe weather conditions, interruption of utilities service or other reasons, would have a material adverse effect on our business, results of operations or financial condition. In order to minimize the effects of any such incident, we maintain a full schedule of insurance coverage which includes, but is not limited to, property and business interruption insurance. The property insurance policy has a combined loss limit for a property loss at our refinery and business interruption of $300 million. A deductible of $5 million applies to physical damage claims, with a 45-day wait period deductible for business interruption. We believe that our business interruption coverage is adequate. However, there can be no assurance that the proceeds of any such insurance would be paid in a timely manner or be in an amount sufficient to meet our needs if such an event were to occur.

Impact of Environmental Regulation; Governmental Regulation

Our operations and properties are subject to increasingly more stringent environmental laws and regulations, such as those governing the use, storage, handling, generation, treatment, transportation, emission, release, discharge and disposal of certain materials, substances and wastes, remediation of areas of contamination and the health and safety of employees. These laws may impose strict, and under certain circumstances, joint and several, liability for remediation costs and also can impose responsibility for natural resource damages. Failure to comply, including failure to obtain required permits, can also result in significant fines and penalties, as well as potential claims for personal injury and property damage.

We cannot predict the nature, scope or effect of environmental legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted. The nature of our operations and previous operations by others at certain of our facilities exposes us to the risk of claims under those laws and regulations. There can be no assurance that material costs or liabilities will not be incurred in connection with such claims, including potential claims arising from discovery of currently unknown conditions.

Taxes

Our operations and products will be subject to taxes imposed by federal, state and local governments, which taxes have generally increased over time. There can be no certainty of the effect that increases in these taxes, or the imposition of new taxes, could have on us, or whether such taxes could be passed on to our customers.

Nature of Demand for Asphalt

In fiscal 2006, asphalt sales represented 13.5% of our total revenues. Over the same period, approximately 81% of our asphalt was produced for use in paving or repaving roads and highways. The level of paving activity is, in turn, dependent upon funding available from federal, state and local governments. Funding for paving has been affected in the past, and may be affected in the future, by budget difficulties at the federal, state or local levels. A decrease in demand for asphalt could cause us to sell asphalt at significantly lower prices or to curtail production of asphalt by processing more costly lower sulfur content crude oil which would adversely affect refining margins. In addition, paving activity in our marketing area generally ceases in the winter months. Therefore, much of our asphalt production during the winter must be stored until warmer weather arrives, resulting in deferred revenue and inventory buildups each year.

Controlling Stockholder

John A. Catsimatidis indirectly owns all of our outstanding voting stock. By virtue of such stock ownership, Mr. Catsimatidis has the power to control all matters submitted to our stockholders and to elect all of our directors. The interests of Mr. Catsimatidis as equity holder may differ from the interests of holders of the notes.

Restrictions Imposed by Terms of Indebtedness

The terms of the Revolving Credit Facility, the indenture and the other agreements governing our indebtedness impose operating and financing restrictions on us and our subsidiaries. Such restrictions affect, and in many respects limit or prohibit, among other things, our ability and our subsidiaries’ ability to incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise could restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs or to engage in other business activities which will be in our interest. See “Description of the Notes—Certain Covenants” and “Description of Certain Indebtedness.”

Our pension plans are currently under funded and we may have to make significant cash payments to the plans, reducing the cash available for our business.

Approximately 71% of our employees are covered by three noncontributory defined benefit pension plans. As of August 31, 2006, as measured under FAS 87 (which is not the same as the measure used for purposes of calculating required contributions and potential liability to the Pension Benefit Guaranty Corporation, or PBGC), the aggregate accumulated benefit obligation under our pension plans was approximately $58.7 million and the value of the assets of the plans was approximately $45.1 million. In fiscal year 2006, we contributed $4.4 million to the three plans, and we have made additional contributions to our pension plans of $6.2 million in fiscal year 2007. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those fiscal years could be higher than we expect.

Our pension plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the PBGC generally has the authority to terminate an under funded pension plan if the possible long-run loss of the PBGC with respect to the plan may reasonably be expected to increase unreasonably if the plan is not terminated. In the event our pension plans are terminated for any reason while the plans are under funded, we will incur a liability to the PBGC that may be equal to the entire amount of the under funding and, under certain circumstances, the liability could be senior to the notes.

Furthermore, in September 2006, the Financial Accounting Standards Board, or FASB, issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of Statements 87, 88, 106 and 132(R), which will be effective for fiscal years ending after June 15, 2007. Statement 158 requires an entity to recognize in its statement of financial position an asset for defined benefit post retirement plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. Under Statement 158, the Company will be required to recognize the funded status of its defined benefit postretirement plans and to provide the required disclosures.

Risks Relating to the Notes

Change of Control

Upon a Change of Control (as defined herein), the holders of the notes have the right to require us to offer to purchase all of the outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. There can be no assurance that we will have sufficient funds available or will be permitted by our other debt agreements to purchase the notes upon the occurrence of a Change of Control. In addition, a Change of Control may require us to offer to purchase other outstanding indebtedness and may cause a default under the Revolving Credit Facility. The inability to purchase all of the tendered notes would constitute an Event of Default (as defined herein) under the indenture. See “Description of the Notes—Change of Control.”

Ranking of the Notes; Security

Although the old notes are, and the new notes will be, senior unsecured obligations for us ranking pari passu with all of our other existing and future senior debt, our indebtedness under the Revolving Credit Facility will be secured by all of our accounts receivable and certain of our and our subsidiaries’ inventory. Accordingly, the old notes and the subsidiary guarantees are, and the new notes and subsidiary guarantees will be, effectively subordinated to the extent of such security interests. See “Description of the Notes—Ranking.”

Fraudulent Conveyance; Unenforceability of Subsidiary Guarantees

We believe that the indebtedness represented by the subsidiary guarantees is being incurred for proper purposes and in good faith and each subsidiary guarantor is, and after the consummation of the exchange offer will be, solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. Revenues of the subsidiary guarantors accounted for approximately 47% of our consolidated revenues for fiscal year 2006 and 50.19% for the nine months ended May 31, 2007, and as of August 31, 2006 and May 31, 2007, the assets of such subsidiary guarantors were approximately 34% and 28%, respectively, of our assets on a consolidated basis. If a court of competent jurisdiction in a suit by a creditor or representative of creditors of any subsidiary guarantor (such as a trustee in bankruptcy or a debtor-in-possession) were to find that, at the time of the incurrence of the indebtedness represented by the subsidiary guarantee, such subsidiary guarantor was insolvent, was rendered insolvent by reason of such incurrence of such guarantee, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believes that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than fair consideration or reasonably equivalent value, then such court could, among other things, (a) void all or a portion of such subsidiary guarantor’s obligations to the holders of the notes, the effect of which could be that the holders of the notes may not be repaid in full and/or (b) subordinate such subsidiary guarantor’s obligations to the holders of the notes to other existing and future indebtedness of such subsidiary guarantor, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the notes.

Risks Related to the Exchange Offer

If you fail to follow the exchange offer procedures, your old notes will not be accepted for exchange.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue new notes as part of this exchange offer only after timely receipt of your old notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your old notes. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your old notes, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

Any outstanding old notes after the consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of old notes after the consummation of the exchange offer may not be able to sell their old notes.

We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the old notes may only be transferred in limited circumstances under the securities laws. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions.

Lack of an active market for the new notes may adversely affect the liquidity and market price of the new notes.

While the old notes are presently eligible for trading in the PORTAL® Market, there is no existing market for the new notes. We do not intend to apply for a listing of the new notes on any securities exchange. We do not know if an active public market for the new notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the new notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the new notes, the ability of holders to sell their new notes or the price at which holders may sell their new notes. In addition, the liquidity and the market price of the new notes may be adversely affected by changes in the overall market for securities similar to the new notes, by changes in our business, financial condition or results of operations and by changes in conditions in our industry.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

The net proceeds of approximately $129.3 from the offering of the old notes were used for capital expenditures and for general corporate purposes.

CAPITALIZATION

The following is a summary of our consolidated debt and total capitalization as of May 31, 2007. You should read this summary in conjunction with “Selected Financial Data” and our consolidated financial statements, including the accompanying notes, incorporated by reference in this prospectus.

As of May 31, 2007 (Unaudited)
(dollars in thousands)
Cash and cash equivalents	$164,655

Total debt:
Revolving Credit Facility(1)	—
10 1/2% Senior Notes due 2012	350,000
Debt discount on initial notes	(1,724)
Premium on new notes	5,757
Other debt	5,336

Total debt including current maturities	359,369
Stockholder’s equity	111,260

Total capitalization	$470,629

(1)	The maximum amount of borrowings allowed under our Revolving Credit Facility is $100,000,000. For a further description of the Revolving Credit Facility, see “Description of Certain Indebtedness.”

THE EXCHANGE OFFER

Purpose of the Exchange Offer

Simultaneously with the issuance and sale of the old notes on May 4, 2007, the issuer and the subsidiary guarantors entered into a registration rights agreement with the initial purchaser of the old notes. Under the registration rights agreement, the issuer and the subsidiary guarantors agreed, among other things, to:

•	file with the SEC an exchange offer registration statement relating to the new notes on or prior to September 16, 2007;

•	use their best efforts to have the registration statement declared effective by the SEC on or prior to December 15, 2007; and

•

use their best efforts to consummate an exchange offer, in which new notes will be issued in exchange for old notes, within 45 business days or longer if required by federal securities laws, after the registration statement is declared effective.

We and the subsidiary guarantors are conducting the exchange offer to satisfy these obligations under the registration rights agreement.

Under some circumstances, we may be required to file and use our reasonable best efforts to cause to be declared effective by the SEC, in addition to or in lieu of the exchange offer registration statement, a shelf registration statement covering resales of the old notes. If we and the subsidiary guarantors fail to meet specified deadlines under the registration rights agreement, then we and, to the extent of their guarantees of the notes, the subsidiary guarantors, will be obligated to pay liquidated damages to holders of the old notes. See “Description of the Notes—Registration Rights; Liquidated Damages.”

Terms of the Exchange Offer

We and the subsidiary guarantors are offering to exchange an aggregate principal amount of up to $125,000,000 of new notes and guarantees thereof for a like aggregate principal amount of old notes and guarantees thereof. The terms of the new notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the old notes for which they may be exchanged pursuant to this exchange offer, except that the new notes:

•	will be freely transferable by holders thereof; and

•	will be issued free of any covenant regarding registration.

The new notes will represent the same debt as the old notes and will be governed by the same indenture, which is governed by New York law. For a complete description of the terms of the new notes, see “Description of the Notes.” We will not receive any cash proceeds from the exchange offer. We previously issued $225,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2012 pursuant to the indenture, and the indenture allows us to issue additional notes from time to time. The old notes constitute part of a single class of securities together with such $225,000,000 aggregate principal amount of notes.

The exchange offer is not extended to holders of old notes in any jurisdiction where the exchange offer would not comply with the securities or blue sky laws of that jurisdiction.

As of the date of this prospectus, $125,000,000 million aggregate principal amount of old notes is outstanding and registered in the name of Cede & Co., as nominee for DTC. Only registered holders of the old notes, or their legal representatives and attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. The issuer and the subsidiary guarantors will not set a fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of old notes and to others believed to have beneficial interests in the old notes.

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, the issuer will accept for exchange old notes which are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this section of the prospectus entitled, “The Exchange Offer,” the term “expiration date” means 5:00 p.m., New York City time, on October 19, 2007. If, however, we and the subsidiary guarantors, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which the exchange offer is so extended. Old notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.

If you do not tender your old notes or if you tender old notes that are not accepted for exchange, your old notes will remain outstanding. Existing transfer restrictions would continue to apply to old notes that remain outstanding. See “—Consequences of Failure to Exchange Old Notes” for more information regarding old notes outstanding after the exchange offer. Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

None of the issuer and the subsidiary guarantors, their respective boards of directors or their management recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender old notes in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

The issuer and the subsidiary guarantors have the right, in their reasonable discretion and in accordance with applicable law, at any time:

•	to extend the expiration date;

•

to delay the acceptance of any old notes or to terminate the exchange offer and not accept any old notes for exchange if the issuer and the subsidiary guarantors determine that any of the conditions to the exchange offer described below under “—Conditions to the Exchange Offer” have not occurred or have not been satisfied; and

•	to amend the terms of the exchange offer in any manner.

During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by the issuer.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment to the exchange agent as promptly as practicable and make a public announcement of the extension, delay, non-acceptance, termination or amendment. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we and the subsidiary guarantors amend the exchange offer in a manner that we consider material, we will as promptly as practicable distribute to the holders of the old notes a prospectus supplement or, if appropriate, an updated prospectus from a post-effective amendment to the registration statement of which this prospectus is a part disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment of the exchange offer and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for Tendering Old Notes

Valid Tender

When the holder of old notes tenders, and the issuer accepts, old notes for exchange, a binding agreement between the issuer and the subsidiary guarantors, on the one hand, and the tendering holder, on the other hand, shall be created, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

Except as described below under “—Guaranteed Delivery,” a holder of old notes who wishes to tender old notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at the address provided below under “—Exchange Agent”; or

•

if old notes are tendered in accordance with the book-entry procedures described below under “—Book-Entry Transfers,” arrange with DTC to cause an agent’s message to be transmitted to the exchange agent at the address provided below under “—Exchange Agent.”

The term “agent’s message” means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that the issuer and the subsidiary guarantors may enforce the letter of transmittal against that holder.

In addition, on or prior to the expiration date:

•	the exchange agent must receive the certificates for the old notes being tendered; or

•

the exchange agent must receive a confirmation, referred to as a “book-entry confirmation,” of the book-entry transfer of the old notes being tendered into the exchange agent’s account at DTC, and the book-entry confirmation must include an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery.”

If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent. Do not send letters of transmittal or old notes to the issuer or any subsidiary guarantor.

The issuer will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent’s message, waives any right to receive any notice of the acceptance of such tender.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the issuer and the subsidiary guarantors in their sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as the issuer and the subsidiary guarantors or the trustee under the indenture for the old notes may require in accordance with the restrictions on transfer applicable to the old notes.

Book-Entry Transfers

For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Notwithstanding anything to the contrary in this prospectus, any financial institution that is a participant in DTC must use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures and causing DTC to transmit an agent’s message to the exchange agent.

Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, either:

•

the letter of transmittal or an agent’s message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable, must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under “—Exchange Agent”; or

•	the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

If a holder wants to tender old notes in the exchange offer and (1) the certificates for the old notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the old notes may be tendered if:

•	the tender is made by or through an eligible institution;

•

the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent by hand, facsimile, mail or overnight delivery service on or prior to the expiration date:

•	stating that the tender is being made;

•	setting forth the name and address of the holder of the old notes being tendered and the amount of the old notes being tendered; and

•

guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for the old notes, or a book-entry confirmation, and a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

The issuer and the subsidiary guarantors, in their sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered old notes. The determination of these questions by the issuer and the subsidiary guarantors, as well as their interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as the issuer and the subsidiary guarantors will determine, unless they waive the defects or irregularities. None of the issuer and the subsidiary guarantors, any of their respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any defects or irregularities in tenders, nor will any of them be liable for failing to give any such notice.

The issuer and the subsidiary guarantors reserve the absolute right, in their sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

If any letter of transmittal, certificate, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by the issuer, the person must submit proper evidence satisfactory to the issuer, in its sole discretion, of the person’s authority to so act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, the issuer will, promptly after the expiration date, accept all old notes properly tendered and issue new notes registered under the Securities Act. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied or waived before old notes are accepted for exchange. The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

For purposes of the exchange offer, the issuer will be deemed to have accepted properly tendered old notes for exchange when it gives oral or written notice to the exchange agent of acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is the agent of the issuer for receiving tenders of old notes, letters of transmittal and related documents.

For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered old note. Accordingly, registered holders of new notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from February 15, 2007. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

In all cases, the issuer will issue new notes in the exchange offer for old notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for those old notes or a timely book-entry confirmation of the transfer of those old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable.

If for any reason under the terms and conditions of the exchange offer the issuer does not accept any tendered old notes, or if a holder submits old notes for a greater principal amount than the holder desires to exchange, the issuer will return the unaccepted or non-exchanged old notes without cost to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer through DTC, any unexchanged old notes will be credited to an account maintained with DTC.

Resales of New Notes

Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes (together with the guarantees thereof) for resale, resell and otherwise transfer the new notes (and the related guarantees) without delivering a prospectus to prospective purchasers, if the holder acquired the new notes in the ordinary course of business, has no intention of engaging in a “distribution,” as defined under the Securities Act, of the new notes and is not an “affiliate,” as defined under the Securities Act, of the issuer or any subsidiary guarantor. We will not seek our own interpretive letter. As a result, we cannot assure you that the SEC staff would take the same position with respect to this exchange offer as it did in interpretive letters to other parties in similar transactions.

If the holder is an affiliate of the issuer or any subsidiary guarantor or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes, that holder or other person may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

By tendering old notes, the holder of those old notes will represent to the issuer and the subsidiary guarantors that, among other things:

•	the holder is not an affiliate of the issuer or any subsidiary guarantor;

•	the holder is acquiring the new notes in its ordinary course of business;

•	the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

Any broker-dealer that holds old notes acquired for its own account as a result of market-making activities or other trading activities (other than old notes acquired directly from the issuer) may exchange those old notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by such broker-dealer in the exchange offer. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of new notes received in an exchange such as the exchange pursuant to the exchange offer, if the old notes for which the new notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities. Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution and Selling Restrictions” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer and the new notes.

Withdrawal Rights

You can withdraw tenders of old notes at any time prior to the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent or comply with the appropriate procedures of ATOP. Any notice of withdrawal must:

•	specify the name of the person that tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of those old notes; and

•	where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

If you delivered or otherwise identified certificated old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. See “The Exchange Offer—Procedures for Tendering Old Notes—Signature Guarantees” for further information on the requirements for guarantees of signatures on notices of withdrawal. If you tendered old notes in accordance with applicable book-entry transfer procedures, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, old notes properly withdrawn may again be tendered at any time on or prior to the expiration date in accordance with the procedures described under “The Exchange Offer—Procedures for Tendering Old Notes.”

The issuer and the subsidiary guarantors will determine, in their sole discretion, all questions regarding the validity, form and eligibility, including time of receipt, of notices of withdrawal. Their determination of these questions as well as their interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. None of the issuer and the subsidiary guarantors, any of their respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will any of them be liable for failing to give any such notice.

Withdrawn old notes will be returned to the holder as promptly as practicable after withdrawal without cost to the holder. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn will be credited to an account maintained with DTC.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, the issuer is not required to accept for exchange, or to issue new notes in exchange for, any old notes, and the issuer and the subsidiary guarantors may terminate or amend the exchange offer, if at any time prior to the expiration date, the issuer and the subsidiary guarantors determine that the exchange offer violates applicable law or SEC policy.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “—Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

If the issuer and the subsidiary guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that the issuer and the subsidiary guarantors file a shelf registration statement to cover resales of the old notes by the holders thereof who satisfy specified conditions relating to the provision of information in connection with the shelf registration statement. See “Description of the Notes—Registration Rights; Liquidated Damages.”

Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent. Holders of old notes seeking to tender old notes in the exchange offer should send certificates for old notes, letters of transmittal and any other required documents to the exchange agent by registered, certified or regular mail, hand delivery, overnight delivery service or facsimile, as follows:

For delivery by mail, hand or overnight:

The Bank of New York Mellon Corporation

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—Floor 7E

New York, NY 10286

Attention: Mr. Randolph Holder

For delivery by facsimile (for eligible institutions only):

(212) 298-1915

Attention: Mr. Randolph Holder,

Reorganization Unit—Floor 7E

For confirmation by telephone call:

(212) 815-5098

If you deliver the letter of transmittal or any other required documents to an address or facsimile number other than as indicated above, your tender of old notes will be invalid.

Fees and Expenses

The registration rights agreement provides that the issuer and the subsidiary guarantors will bear all expenses in connection with the performance of their obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for those clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then any such transfer taxes, whether imposed on the registered holder or on any other person, will be payable by the holder or such other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

Consequences of Failure to Exchange Old Notes

Holders of the old notes do not have any appraisal or dissenters’ rights in the exchange offer. Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, remain outstanding and continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legends on the old notes. In general, the old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Following the consummation of the exchange offer, except in limited circumstances with respect to specific types of holders of old notes, the issuer and the subsidiary guarantors will have no further obligation to provide for the registration under the Securities Act of the old notes. See “Description of the Notes—Registration Rights; Liquidated Damages.” We do not currently anticipate that we will take any action following the consummation of the exchange offer to register the old notes under the Securities Act or under any state securities laws.

The new notes and any old notes which remain outstanding after consummation of the exchange offer will vote together for all purposes as a single class under the indenture.

SELECTED FINANCIAL DATA

The following table sets forth certain historical financial and operating data (i) as of August 31, 2004, 2005 and 2006 and for each of the years in the three-year period ended August 31, 2006, (ii) as of May 31, 2006 and 2007 and for the nine months ended May 31, 2006 and 2007 and for (iii) the last twelve months ended May 31, 2007. The summary income statement, balance sheet, financial and ratio data as of and for each of the three years in the period ended August 31, 2006 has been derived from our audited consolidated financial statements. Such information, as of and for the nine months ended May 31, 2006 and 2007, and the last twelve months ended May 31, 2007 has been derived from our unaudited consolidated financial statements which include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and our results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The operating information for all periods presented has been derived from our accounting and financial records. The selected financial and operating-data set forth below should be read in conjunction with, and are qualified by reference to the financial statements and related notes, included in and incorporated by reference, respectively, in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended August 31, 2006, which report is incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

	Year Ended August 31,			Nine Months Ended		Last Twelve Months Ended
	2004	2005	2006	May 31, 2006	May 31, 2007	May 31, 2007
	(dollars in thousands)
Income Statement Data:
Net sales	$1,488,937	$1,890,189	$2,437,052	$1,693,443	$1,664,675	$2,408,284
Gross margin(1)	277,716	294,173	418,426	314,042	273,804	378,188
Refining operating expenses(2)	104,938	120,305	144,389	113,419	95,738	126,708
Selling, general and administrative expenses	111,808	117,644	128,781	94,420	100,782	135,143
Operating income	48,517	43,538	132,066	96,325	66,837	102,578
Interest expense	21,445	24,661	24,645	18,715	19,060	24,990
Interest income	22	133	750	300	1,740	2,190
Other income (expense)	(2,201)	(3,062)	(1,898)	(601)	(2,489)	(3,786)
Equity in net earnings of affiliate	672	864	2,190	1,412	1,273	2,051
Loss on early extinguishment of debt	(6,770)	—	—	—	—	—
Income before income tax expense	18,795	16,812	108,463	78,721	48,301	78,043
Income tax expense	7,400	6,900	44,449	32,886	19,804	31,367
Net income	11,395	9,912	64,014	45,835	28,497	46,676
Balance Sheet Data (at end of period):
Total assets	366,382	418,837	516,771	500,240	653,327	653,327
Total debt	212,948	227,141	228,014	228,150	359,369	359,369
Total stockholder’s equity	47,106	50,873	91,853	90,149	111,260	111,260
Selected Financial Data:
EBITDA(3)	60,088	57,966	150,339	110,477	80,416	120,278
Depreciation and amortization	16,620	16,493	17,231	13,041	13,055	17,245
Capital expenditures (cash)	10,075	11,858	21,719	13,341	31,525	39,903
Ratio of earnings to fixed charges(4)	1.7x	1.5x	4.0x	—	—	3.5x

	Year Ended August 31,			Nine Months Ended		Last Twelve Months Ended
	2004	2005	2006	May 31, 2006	May 31, 2007	May 31, 2007
Operating Information:

Refining Operations:
Crude oil input (mbbls/day) (5)	63.7	63.7	65.8	65.1	59.3	61.5
Utilization	98.0%	98.0%	101.3%	100.1%	91.3%	94.6%
Total saleable refinery production (mbbls/day)	65.2	65.5	67.5	67.3	61.3	63.0
Gasoline	27.9	27.5	28.5	28.6	27.4	27.6
Middle distillates	16.6	17.4	18.1	18.3	14.7	15.4
Asphalt	17.4	18.3	18.4	17.9	16.8	17.6
Total saleable products (mbbls/day) (production & purchases)	71.0	71.5	73.2	72.6	69.5	70.9
Gross profit (per bbl)	$2.66	$2.94	$6.17	$6.20	$4.97	$5.27
Refining operating expenses (per bbl)	$4.04	$4.61	$5.41	$5.73	$5.05	$4.90
Retail Network:
Number of stores (at period end)(6)	312	313	310	310	308	308
Gasoline volume (m gal)	296,518	296,899	297,608	216,779	230,117	310,946
Gasoline gross profit (cents/gal)	15.75	13.11	16.24	15.60	16.08	16.57
Average gasoline volume per store (m gal/month)	81.6	81.4	82.1	79.8	85.2	86.4
Distillate volume (m gal)	47,008	47,001	53,510	39,118	41,561	55,952
Distillate gross profit (cents/gal)	11.19	11.27	11.76	12.27	14.49	13.43
Merchandise sales (in thousands)	$180,701	$189,244	$199,473	$143,062	$150,108	$206,518
Merchandise gross margin	28.6%	28.0%	27.4%	27.4%	27.1%	27.1%
Merchandise gross profit (in thousands)	$51,650	$53,060	$54,572	$39,238	$40,719	$56,052
Average merchandise sales per store/per month (in thousands)	$48.26	$50.38	$53.62	$51.28	$54.15	$55.88

(1)	Gross margin is defined as gross profit plus refining operating expenses. Refinery operating expenses are expenses incurred in refining and included in cost of goods sold in our consolidated financial statements. Refining operating expenses equals refining operating expenses per barrel, multiplied by the volume of total saleable products per day, multiplied by the number of days in the period.
(2)	Refining operating expenses include refinery fuel produced and consumed in refinery operations.
(3)	EBITDA represents net income (loss), excluding gains on early extinguishment of debt as per the Indenture, plus interest expense, taxes, depreciation and amortization. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operations or other cash flow statement data prepared in accordance with generally accepted accounting principles of the United States (“GAAP”) measure of a company’s profitability or liquidity. We use this term because it is a widely accepted financial indicator utilized to analyze and compare companies on the basis of operating performance and is used to calculate certain debt coverage ratios included in several of our debt agreements. Our method of computation of EBITDA may or may not be comparable to other similarly titled measures used by other companies.
(4)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before provision for income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest on indebtedness including amortization of discount and debt issuance costs and the estimated interest component of rental expense. The estimated interest component of rental expense is calculated using the actual interest expense for those assets leased from related entities at a fixed rate of 9.59% or a variable rate based on the London interbank offered rate (“LIBOR”). All other estimated interest of rental expense is calculated using 10.5%.

(5)	During the fiscal quarter, the Company successfully completed its refinery maintenance turnaround of the crude unit which is regularly scheduled approximately every 48 months. In addition to normal maintenance work, the Company upgraded the crude unit and related units to allow them to meet the 30 ppm low sulfur gasoline requirement of the federal Clean Air Act which is effective January 1, 2008. The Company now has the ability to process 70,000 barrels per day “bpd” of crude instead of the previous 65,000 bpd capacity. The upgrade will also allow the Company to run up to 80% of its crude slate as heavy, sour crude.
(6)	Excludes stores operated under long-term management agreements for all periods presented.

	Year Ended August 31,			Nine Months Ended		Last Twelve Months Ended
	2004	2005	2006	May 31, 2006	May 31, 2007	May 31, 2007
EBITDA Reconciliation:
Net income (loss)	$11,395	$9,912	$64,014	$45,835	$28,497	$46,676
Interest expense	21,445	24,661	24,645	18,715	19,060	24,990
Income tax expense (benefit)	7,400	6,900	44,449	32,886	19,804	31,367
Depreciation	12,453	12,687	13,190	9,878	10,447	13,759
Amortization	4,167	3,806	4,041	3,163	2,608	3,486
Prepayment of debt refinancing	3,228	—	—	—	—	—

EBITDA	$60,088	$57,966	$150,339	$110,477	$80,416	$120,278

DESCRIPTION OF CERTAIN INDEBTEDNESS

We have a Revolving Credit Facility with PNC Bank, National Association, as agent bank. As amended, this is a $100.0 million revolving credit facility, which expires November 27, 2011. The Revolving Credit Facility is secured primarily by certain cash accounts, accounts receivable, and inventory. Until maturity, we may borrow on a borrowing base formula as set forth in the facility. For Base Rate borrowings, interest is calculated at the greater of the agent bank’s prime rate less an applicable margin of .5% to 0% or federal fund rate plus 1%, which interest rate was 7.75% at May 31, 2007. For Euro-Rate borrowings, interest is calculated at the LIBOR rate plus an applicable margin of 1.25% to 1.75%. The applicable margin varies depending on a formula calculating our average unused availability under the facility. As of May 31, 2007, no Euro-Rate borrowings and no Base Rate borrowings were outstanding under the agreement.

We had outstanding letters of credit of $433,000 as of May 31, 2007.

As of May 31, 2007, the outstanding borrowings under the Revolving Credit Facility was $0, resulting in net availability of approximately $99,567,000. The corresponding balance of cash and cash equivalents as of May 31, 2007 was approximately $164,655,000.

DESCRIPTION OF THE NOTES

The old notes were, and the new notes will be, issued under an indenture, dated as of August 6, 2004 (the “Indenture”), among the issuer, the Subsidiary Guarantors and The Bank of New York, as trustee (the “Trustee”). We previously issued $225,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2012 pursuant to such Indenture, and the Indenture allows us to issue additional notes from time to time. The old notes constitute part of a single class of securities together with the $225,000,000 aggregate principal amount of initial notes and have the same terms as the initial notes except as otherwise provided herein.

The terms of the new notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the old notes for which they may be exchanged pursuant to this exchange offer, except that the new notes:

•	will be freely transferable by holders thereof; and

•	will be issued free of any covenant regarding registration.

The new notes will represent the same debt as the old notes, will be governed by and entitled to benefits of the same Indenture, which is governed by New York law, and will rank pari passu with all unsecured and unsubordinated indebtedness and senior to all subordinated indebtedness of the issuer and the applicable Subsidiary Guarantor, respectively. Any provision of the Indenture which requires actions by or approval of a specified percentage of old notes shall require the approval of the holders of such percentage of old notes and new notes, in the aggregate. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material terms and provisions of the notes. This summary does not purport to be a complete description of the notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the notes and the Indenture (including the definitions contained therein). Certain capitalized terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture. Except as otherwise indicated or as the context requires, the following summary relates to the initial notes (both as originally issued and subsequently registered and exchanged), the old notes and the new notes to be issued in the exchange offer, and the term “note” or “notes” refers to initial notes (both as originally issued and subsequently registered and exchanged), the old notes and the new notes. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes. The Indenture has been included as Exhibit 4.1 to the registration statement for the exchange offer of the initial notes issued in August 2004, which incorporates by reference to the Company’s Annual Report on Form 10-K for fiscal year ended August 31, 2004. See “Where You Can Find More Information” and “Incorporation by Reference.” Copies of the Indenture are available as described under “—Additional Information.”

General

The notes are senior unsecured obligations of the issuer limited to an aggregate principal amount of $125,000,000. We previously issued $225,000,000 of similar notes under the same Indenture in August 2004 and February 2005.

The notes bear interest at 10 1/2%, payable on February 15 and August 15 of each year, commencing on August 15, 2007, to holders of record at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the old notes accrues from February 15, 2007. The notes will mature on August 15, 2012 and will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof. The notes are payable as to principal, premium, if any, and interest at our office or agency maintained for such purpose within the City and State of New York or, at our option, by wire transfer of immediately available funds or, in the case of certificated securities only, by mailing a check to the registered address of the holder. See “—Delivery and Form of Securities—Book Entry, Delivery and Form.” Until otherwise designated by us, our office or agency in New York will be the office of the Trustee maintained for such purpose.

Subsidiary Guarantees

The issuer’s payment obligations under the notes are jointly and severally guaranteed by the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its subsidiary guarantee is joint and several and full and unconditional, limited only so as not to constitute a fraudulent conveyance under applicable law.

The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person whether or not affiliated with such Subsidiary Guarantor unless (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all of the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture, in form and substance satisfactory to the Trustee, under the notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) immediately after giving effect to such transaction we could incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.”

Ranking

The notes and each subsidiary guarantee are senior unsecured obligations of the issuer and the applicable Subsidiary Guarantor, respectively, and rank pari passu in right of payment with other existing and future unsecured and unsubordinated Indebtedness of the issuer and the Subsidiary Guarantors, respectively, and senior to all existing and future subordinated indebtedness of the issuer and the Subsidiary Guarantors. At May 31, 2007, the issuer and the Subsidiary Guarantors had approximately $5.3 million of Indebtedness outstanding other than the notes, all of which was secured. Subject to certain limitations, the issuer and its Subsidiaries (including the Subsidiary Guarantors) may incur additional Indebtedness in the future. See “- Certain Covenants—Limitations on Additional Indebtedness.”

Optional Redemption of the Notes

The notes are redeemable, in whole or in part, at our option at any time or from time to time, prior to August 15, 2008, at the Make-Whole Price (as defined below), in accordance with the provisions of the Indenture.

“Make-Whole Price” means an amount equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed; and

(2) as determined by an Independent Investment Banker, the sum of the present values of (a) the redemption price of the notes at August 15, 2008 (as set forth below) and (b) the remaining scheduled payments of interest from the redemption date to August 15, 2008 (not including any portion of such payments of interest accrued as of the redemption date) discounted back to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points.

plus, in the case of both (1) and (2), accrued and unpaid interest and Liquidated Damages, if any, to the redemption date. Unless we default in payment of the Make-Whole Price, on and after the applicable redemption date, interest will cease to accrue on the notes to be redeemed.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having the maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means Citigroup Global Markets Inc. and its successors, or, if Citigroup Global Markets Inc. or its successors, if any, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealers” means Citigroup Global Markets Inc. and three additional primary U.S. government securities dealers in New York City (each a “Primary Treasury Dealer”) selected by us, and their respective successors (provided, however, that if Citigroup Global Markets Inc. or any such successor, as the case may be, shall cease to be a primary U.S. government securities dealer in New York City, we shall substitute therefor another Primary Treasury Dealer).

“Reference Treasury Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before and after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

The notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. We will notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation.

The notes will be redeemable at our option, in whole or in part, at any time on or after August 15, 2008, at the following redemption prices (expressed as percentages of principal amount), together with accrued and unpaid interest, if any, thereon to the redemption date, if redeemed during the 12-month period beginning August 15:

Year	Optional Redemption Price
2008	105.250%
2009	102.625%
2010 and thereafter	100.000%

Notwithstanding the foregoing, at any time prior to August 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of one or more Equity Offerings at a redemption price equal to 110.50% of the principal amount thereof, plus accrued and unpaid interest to the redemption date; provided that (a) at least 65% of the aggregate principal amount of the notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (b) such redemption occurs within 60 days of the date of the closing of any such Equity Offering.

If less than all of the notes are to be redeemed at any time, selection of the notes to be redeemed will be made by the Trustee from among the outstanding notes on a pro rata basis, by lot or by any other method permitted in the Indenture; provided that in the case of a redemption with the net cash proceeds of an Equity Offering pursuant to the immediately preceding paragraph, selection shall be made on a pro rata basis. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder whose notes are to be redeemed at the registered address of such holder. On and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Change of Control

Upon the occurrence of a Change of Control, we shall be obligated to make an offer to all holders of notes to purchase (a “Change of Control Offer”) all outstanding notes and will purchase, on a business day not more than 60 days nor less than 30 days after the occurrence of the Change of Control (such purchase date being the “Change of Control Purchase Date”), all notes properly tendered pursuant to such offer to purchase for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business day on the third business day prior to the Change of Control Purchase Date.

In order to effect a Change of Control Offer, we shall within 30 days after the occurrence of the Change of Control mail to the Trustee, who shall mail to each holder of notes a copy of the Change of Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change of Control Offer.

The occurrence of the events constituting a Change of Control under the Indenture may result in an event of default in respect of our and our Subsidiaries’ other Indebtedness and, consequently, the lenders thereof may have the right to require repayment of such Indebtedness in full. If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay for all or any of the notes that might be delivered by holders of notes seeking to accept the Change of Control Offer. Our obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not withdrawn under such Change of Control Offer. The definition of Change of Control includes the sale of “all or substantially all” of our assets or our and our Subsidiaries’ assets taken as a whole. The phrase “all or substantially all” is subject to interpretation under applicable legal precedent and has no clear meaning. As a result, there may be uncertainty as to whether a Change of Control has occurred.

The Change of Control feature of the notes, by requiring a Change of Control Offer, may in certain circumstances make more difficult or discourage a sale or takeover of us, and, thus, the removal of incumbent management. The Change of Control feature, however, is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control feature is a result of negotiations between us and the initial purchasers. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

We will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent applicable in connection with the purchase of notes pursuant to a Change of Control Offer.

Certain Covenants

Limitations on Additional Indebtedness. (a) The Indenture provides that (i) we will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, assume, guarantee or otherwise become liable with respect to (collectively, “incur”) any Indebtedness (including without limitation Acquired Indebtedness), and (ii) we will not permit any of our Subsidiaries to issue or have outstanding (except if issued to or owned beneficially and of record by us or any of our Subsidiaries) any Capital Stock having a preference in liquidation or with respect to the payment of dividends; provided that (i) we and our Subsidiaries may incur Permitted Indebtedness and (ii) we may incur Indebtedness if, after giving effect thereto, our Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 2.0 to 1, determined on a pro forma basis as if the incurrence of such additional Indebtedness, and the application of the net proceeds therefrom, had occurred at the beginning of the four-quarter period used to calculate our Consolidated Fixed Charge Coverage Ratio.

(b) We will not, and will not permit any of our Subsidiaries to, incur any Indebtedness that is expressly subordinated to any of our or such Subsidiary’s other Indebtedness unless such Indebtedness by its terms is also expressly made subordinated to the notes, in the case of us, or the subsidiary guarantees, in the case of a Subsidiary.

For purposes of determining compliance with this “Limitations on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i) through (x) of the definition of Permitted Indebtedness, or is entitled to be incurred pursuant to the first paragraph of this covenant, we, in our sole discretion, may classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Revolving Credit Facility outstanding on the Initial Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of the definition of Permitted Indebtedness.

Limitations on Restricted Payments. The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment (except as permitted below) if at the time of such Restricted Payment:

(i) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

(ii) we would be unable to incur an additional $1.00 of Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant described under “Limitations on Additional Indebtedness”; or

(iii) the amount of such Restricted Payment, when added to the aggregate amount of all Restricted Payments made after the Initial Issue Date, exceeds the sum of (A) 50% of our Consolidated Net Income (taken as one accounting period) from but not including May 31, 2004 to the end of our most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit) plus (B) the net cash proceeds from the issuance and sale (other than to a Subsidiary of ours) after the Initial Issue Date of our Capital Stock that is not Disqualified Capital Stock, plus (C) to the extent that any Restricted Investment that was made after the Initial Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment plus (D) the amount of Restricted Investment outstanding in an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated our Subsidiary in accordance with the definition of “Unrestricted Subsidiary”.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement or other acquisition of any of our Capital Stock in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of ours) of other of our Capital Stock, so long as no default shall have occurred and be continuing (other than any Disqualified Capital Stock);

(3) the defeasance, redemption, repurchase or other retirement of Subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent issue and sale of the notes or our Capital Stock (other than (x) Disqualified Capital Stock, (y) Capital Stock sold to a Subsidiary of ours and (z) Capital Stock purchased with the proceeds of loans from us or any of our Subsidiaries);

(4) the making of Related Business Investments not otherwise treated as Investments with respect to a new Coker plant so long as the amount of such investments outstanding (less the amount of cash received upon the disposition of any such investments or the return of capital thereon) or committed does not exceed at any time $30.0 million; provided that no portion of such amount shall be utilized for any Investment unless we would be permitted at such time to incur an additional $1 of Additional Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant described under “Limitations on Additional Indebtedness” and either (x) the new Coker plant is operational and already performing to approximate design specifications; or (y) to the extent an Investment has been made in the new Coker plant and the new Coker plant has thereafter been terminated or abandoned, in either case as evidenced by a Board Resolution, in which case, Investments may be made up to the amount of $30 million available under this subsection (4), less the Investment in the new Coker plant made pursuant to subsection (6);

(5) the making of a Related Business Investment in joint ventures or Unrestricted Subsidiaries out of the proceeds of the substantially concurrent issue and sale of our Capital Stock (other than (x) Disqualified Capital Stock, (y) Capital Stock sold to a Subsidiary of ours and (z) Capital Stock purchased by members of our or our Subsidiaries’ management with the proceeds of loans from us or any of our Subsidiaries); and

(6) Investments with respect to a new Coker plant not otherwise treated as Related Business Investments in an amount at any time outstanding not to exceed $25.0 million.

The amounts referred to in the foregoing clauses (1), (2) and (5) shall be included as Restricted Payments in any computation made pursuant to clause (iii) above.

Not later than the date of making any Restricted Payment, we shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Limitations on Restricted Payments” were computed, which calculations shall be based upon our latest available financial statements.

Limitations on Restrictions on Distributions from Subsidiaries. The Indenture provides that we will not, and will not permit any of our Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual Payment Restriction with respect to any of our Subsidiaries, except for (a) any such Payment Restriction in effect on the Initial Issue Date under the Revolving Credit Facility or any similar Payment Restriction under any similar bank credit facility or any replacement thereof, provided that such similar Payment Restriction is no more restrictive than the Payment Restriction in effect on the Initial Issue Date under the Revolving Credit Facility, (b) any such Payment Restriction under any agreement evidencing any Acquired Indebtedness that was permitted to be incurred pursuant to the Indenture, provided that such Payment Restriction only applies to assets that were subject to such restriction and encumbrances prior to the acquisition of such assets by us or our Subsidiaries and (c) any such Payment Restriction arising in connection with Refinancing Indebtedness; provided that any such Payment Restrictions that arise under such Refinancing Indebtedness are not, taken as a whole, more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded or refinanced.

Limitations on Transactions with Affiliates. The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless (i) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Subsidiary than those that would have been obtained in a comparable transaction by us or such Subsidiary with an unrelated Person and (ii) we deliver to the Trustee (a) with respect to any Affiliate Transaction (or series of related transactions) involving aggregate payments in excess of $2.5 million but less than $5.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by a vote of a majority of the Independent Directors approving such Affiliate Transaction or, if at the time fewer than four Independent Directors are then in office, a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted unanimously by our Board of Directors and (b) with respect to any Affiliate Transaction (or series of related transactions) involving aggregate payments of $5.0 million or more, the certificates described in the preceding clause (a) and an opinion as to the fairness to us or such Subsidiary from a financial point of view issued by an Independent Financial Advisor; provided, however, that (v) the Management Agreements, (w) any employment agreement entered into by us or any of our Subsidiaries in the ordinary course of business and consistent with our or such Subsidiary’s past practice, (x) transactions exclusively between or among us and/or our Subsidiaries, (y) the payment of up to $2 million per fiscal year pursuant to the Servicing Agreement and (z) payments to Red Apple Group, Inc. under the Tax Sharing Agreement shall not be deemed to be Affiliate Transactions. Notwithstanding the foregoing proviso, we shall not, and shall not permit any of our Subsidiaries to, pay any of our employees total annual compensation in excess of $350,000 unless (a) such amount of compensation has been approved by a vote of a majority of the Independent Directors, or (b) such employee’s total annual compensation in effect on the Initial Issue Date exceeded $350,000. Any increase in total compensation over and above the amount previously approved in the case of clause (a) or the employee’s total annual compensation on the Initial Issue Date in the case of clause (b) shall be approved by a vote of a majority of the Independent Directors, other than an increase at the end of any year in the amount of total compensation by an amount equal to the Index Amount for such year.

Independent Directors. (a) The Indenture provides that our Board of Directors shall at all times have at least four Independent Directors; provided, however, that, notwithstanding the foregoing, if an Independent Director resigns, dies or is terminated for any reason and the remaining number of Independent Directors is less than four, a replacement for that Independent Director shall be elected as promptly as practicable, but in no event later than the date that is six months from the date of the resignation, death or termination of the Independent Director being replaced.

(b) After the Initial Issue Date, the election of any new Independent Directors must be approved by a unanimous vote of the Independent Directors then in office, provided that only a majority vote of the Independent Directors is required if at the time there are four or more Independent Directors in office. The Independent Directors shall approve such new Independent Director unless the Independent Directors determine that such person does not satisfy the requirements to serve as an Independent Director under the Indenture or such person is not able or willing to perform the obligations of the Independent Directors under the Indenture.

(c) If at any time the number of Independent Directors then in office is less than two, then until such time as the number of Independent Directors exceeds two we shall not, and shall not permit any of our Subsidiaries to, engage in any transaction that the Indenture requires be approved by a vote of the Independent Directors.

(d) Any transaction that the Indenture requires be approved by a vote of the Independent Directors shall be evidenced by a Secretary’s Certificate setting forth a resolution adopted by at least the requisite number of Independent Directors, a copy of which shall be delivered to the Trustee, which resolution shall state that the transaction being approved is not unfair to the holders of the notes. The failure to comply with this clause (d) shall have the effect of us failing to comply with the requirement in the Indenture to obtain a vote of the Independent Directors.

Limitations on Liens. The Indenture provides that neither we nor any of our Subsidiaries may directly or indirectly create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens, unless prior thereto or simultaneously therewith the notes are equally and ratably secured; provided that if such Indebtedness is Subordinated Indebtedness the Lien securing such Indebtedness shall be junior to the Lien securing the notes.

Limitations on Asset Sales. (a) The Indenture provides that we will not, and will not permit any of our Subsidiaries to, consummate any Asset Sale unless (i) we or our Subsidiaries receive consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; provided that the aggregate Fair Market Value of the consideration received from any Asset Sale that is not in the form of cash or Cash Equivalents shall not, when aggregated with the Fair Market Value of all other non-cash consideration received by us and our Subsidiaries from all previous Asset Sales since the Initial Issue Date that have not, prior to such date, been converted to cash or Cash Equivalents, exceed five percent of our Consolidated Tangible Assets at the time of the Asset Sale under consideration; and provided, further, that with respect to any Asset Sales to Affiliates we receive consideration consisting of no less than 75% cash or Cash Equivalents and (ii) we deliver to the Trustee an Officers’ Certificate certifying that such Asset Sale complies with clause (i). The amount (without duplication) of any of our or such Subsidiary’s Indebtedness (other than Subordinated Indebtedness) that is expressly assumed by the transferee in such Asset Sale and with respect to which we or such Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness, shall be deemed to be cash or Cash Equivalents for purposes of clause (ii) and shall also be deemed to constitute a repayment of, and a permanent reduction in, the amount of such Indebtedness for purposes of the following paragraph (b). If at any time any non-cash consideration received by us or any Subsidiary of ours, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant. A transfer of assets by us to a Subsidiary or by a Subsidiary to us or to a Subsidiary will not be deemed to be an Asset Sale and a transfer of assets that constitutes a Restricted Investment and that is permitted under “—Limitations on Restricted Payments” will not be deemed to be an Asset Sale.

In the event of the transfer of substantially all (but not all) of our and our Subsidiaries’ property and assets as an entirety to a Person in a transaction permitted under “—Limitations on Mergers and Certain Other Transactions,” the successor Person shall be deemed to have sold our and our Subsidiaries’ properties and assets not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such of our or our Subsidiaries’ properties and assets deemed to be sold shall be deemed to be Net Available Proceeds for purposes of this covenant.

(b) If we or any Subsidiary engage in an Asset Sale, we or any Subsidiary may either, no later than 360 days after such Asset Sale, (i) apply all or any of the Net Available Proceeds therefrom to repay amounts outstanding under the Revolving Credit Facility or any other of our or any Subsidiary’s Indebtedness (other than Subordinated Indebtedness); provided, in each case, that the related loan commitment (if any) is thereby permanently reduced by the amount of such Indebtedness so repaid or (ii) invest all or any part of the Net Available Proceeds thereof in properties and assets that replace the properties or assets that were the subject of such Asset Sale or in other properties or assets that will be used in our and our Subsidiaries’ business as it existed on the Initial Issue Date. The amount of such Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds.”

(c) When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, we will be required to make an offer to purchase, from all holders of the notes, an aggregate principal amount of notes equal to such Excess Proceeds as follows:

(i) We will make an offer to purchase (a “Net Proceeds Offer”) from all holders of the notes in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of notes that may be purchased out of the amount (the “Payment Amount”) of such Excess Proceeds.

(ii) The offer price for the notes will be payable in cash in an amount equal to 100% of the principal amount of the notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest and Liquidated Damages, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”) in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), we may use such Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the limitations of the “Limitations on Restricted Payments” covenant.

(iii) If the aggregate Offered Price of notes validly tendered and not withdrawn by holders thereof exceeds the Payment Amount, notes to be purchased will be selected on a pro rata basis.

(iv) Upon completion of such Net Proceeds Offer, the amount of Excess Proceeds remaining shall be zero.

We will not permit any Subsidiary to enter into or suffer to exist any agreement that would place any restriction of any kind (other than pursuant to law or regulation) on our ability to make a Net Proceeds Offer following any Asset Sale. We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, if applicable, in the event that an Asset Sale occurs and we are required to purchase notes as described above.

Restrictions on Sale and Leaseback Transactions. The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, enter into, renew or extend any Sale and Leaseback Transaction unless: (i) we or such Subsidiary would be entitled, under the covenant described under “Limitations on Additional Indebtedness” to incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale and Leaseback Transaction, (ii) such Sale and Leaseback Transaction would not result in a violation of the covenant described under “Limitations on Asset Sales; and (iii) the Net Available Proceeds from any such Sale and Leaseback Transaction are applied in a manner consistent with the provisions described under “Limitations on Asset Sales.”

Restrictions on Sale of Capital Stock of Subsidiaries. The Indenture provides that we will not, and will not permit any Subsidiary to, directly or indirectly sell or otherwise dispose of any of the Capital Stock of any Subsidiary unless: (i) (a) we shall retain ownership, directly or indirectly, of more than 50% of the Common Equity of such Subsidiary or (b) all of the Capital Stock of such Subsidiary shall be sold or otherwise disposed of; and (ii) the Net Available Proceeds from any such sale or disposition are applied in a manner consistent with the provisions described under “Limitations on Asset Sales.”

Limitations on Mergers and Certain Other Transactions. The Indenture provides that we will not, in a single transaction or a series of related transactions, (i) consolidate or merge with or into (other than a merger with a Wholly-Owned Subsidiary solely for the purpose of changing our applicable jurisdiction of incorporation to another State of the United States), or sell, lease, convey or otherwise dispose of or assign all or substantially all of our or our and the Subsidiaries’ assets (taken as a whole), or assign any of our obligations under the notes and the Indenture, to any Person or (ii) adopt a Plan of Liquidation unless, in either case: (a) the Person formed by or surviving such consolidation or merger (if other than us) or to which such sale, lease, conveyance or other disposition or assignment shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”), is a Person organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of our obligations under the notes and the Indenture; (b) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (a) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default or Event of Default shall have occurred and be continuing; and (c) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (a) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, we or the Successor, as the case may be, could incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the covenant described under “Limitations on Additional Indebtedness;” and (d) each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by amendment to its guarantee confirmed that its guarantee of the notes shall apply to our obligations or the obligations of the Successor under the notes and the Indenture. For purposes of this covenant, any Indebtedness of the Successor which was not our Indebtedness immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

Additional Subsidiary Guarantees. The Indenture provides that if we or any of our Subsidiaries shall acquire or create another Subsidiary, then such newly acquired or created Subsidiary will be required to execute a subsidiary guarantee, in accordance with the terms of the Indenture, unless it has been designated as an Unrestricted Subsidiary.

Reports. Whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any notes are outstanding, we and the Subsidiary Guarantors will file with the Commission, to the extent such filings are accepted by the Commission, and will furnish to the holders of notes all quarterly and annual reports and other information, documents and reports that would be required to be filed with the Commission pursuant to Section 13 of the Exchange Act if we and the Subsidiary Guarantors were required to file under such section. In addition, we and the Subsidiary Guarantors will make such information available to prospective purchasers of the notes, securities analysts and broker-dealers who request it in writing. We and the Subsidiary Guarantors have agreed that, for so long as any notes remain outstanding, we and they will furnish to the holders and beneficial holders of notes and to prospective purchasers of notes designated by the holders of Transfer Restricted Securities (as defined in the registration rights agreement between the initial purchaser and us) and to broker dealers, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

An “Event of Default” is defined in the Indenture as (i) failure by us to pay interest on any of the notes when it becomes due and payable and the continuance of any such failure for 30 days; (ii) failure by us to pay the principal or premium, if any, on any of the notes when it becomes due and payable, whether at stated maturity, upon redemption, upon acceleration or otherwise; (iii) we shall fail to comply with any of its agreements or covenants described above under “Change of Control”, “Certain Covenants—Limitations on Asset Sales” or “—Independent Directors”; (iv) failure by us to comply with any other covenant in the Indenture and continuance of such failure for 30 days after notice of such failure has been given to us by the Trustee or to us and the Trustee by the holders of at least 25% of the aggregate principal amount of the notes then outstanding; (v) failure by us or any of our Subsidiaries to make any payment when due after the expiration of any applicable grace period, in respect of any Indebtedness of ours or any of such Subsidiaries that has an aggregate outstanding principal amount of $5.0 million or more; (vi) a default under any Indebtedness of ours or any Subsidiary, whether such Indebtedness now exists or hereafter shall be created, if (A) such default results in the holder or holders of such Indebtedness causing the Indebtedness to become due prior to its stated maturity and (B) the outstanding principal amount of such Indebtedness, together with the outstanding principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregate $5.0 million or more at any one time; (vii) one or more final judgments or orders that exceed $5.0 million in the aggregate for the payment of money have been entered by a court or courts of competent jurisdiction against us or any Subsidiary of ours and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered; (viii) certain events of bankruptcy, insolvency or reorganization involving us or any Subsidiary Guarantor as provided in the Indenture; and (ix) except as permitted by the Indenture, any subsidiary guarantee ceases to be in full force and effect or any Subsidiary Guarantor repudiates its obligations under any guarantee.

If an Event of Default (other than an Event of Default specified in clause (viii) above), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding by written notice to us and the Trustee may declare all amounts owing under the notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of, premium, if any, and interest on the outstanding notes shall immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving us or any Subsidiary Guarantor, all outstanding notes shall become immediately due and payable without any further action or notice. In certain cases, the holders of a majority in aggregate principal amount of the notes then outstanding may waive any past Defaults, except a Default in the payment of principal of, premium, if any, and interest on the notes.

The holders may not enforce the provisions of the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the notes then outstanding may direct the Trustee in its exercise of any trust or power; provided, however, that such direction does not conflict with the terms of the Indenture. The Trustee may withhold from the holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal of, premium, if any, or interest on the notes if the Trustee determines that withholding such notice is in the holders’ interest.

We and the Subsidiary Guarantors are required to deliver to the Trustee quarterly and annually a statement regarding compliance with the Indenture and, upon any Officer of ours becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default and what action we are taking or propose to take with respect thereto.

Satisfaction and Discharge of Indenture; Defeasance

We may terminate our obligations under the Indenture at any time by delivering all outstanding notes to the Trustee for cancellation and paying all sums payable by it thereunder. We, at our option, (i) will be discharged from any and all obligations with respect to the notes (except for certain of our obligations to register the transfer or exchange of such notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust) or (ii) need not comply with certain of the restrictive covenants with respect to the Indenture, if we deposit with the Trustee, in trust, U.S. Legal Tender or U.S. Government Obligations or a combination thereof that, through the payment of interest and premium thereon and principal amount at maturity in respect thereof in accordance with their terms, will be sufficient to pay all the principal amount at maturity of and interest and premium on the notes on the dates such payments are due in accordance with the terms of such notes as well as the Trustee’s fees and expenses. To exercise either such option, we are required to deliver to the Trustee (A) an Opinion of Counsel and, in connection with a discharge pursuant to clause (i) above, a private letter ruling issued to us by the Internal Revenue Service (the “Service”), to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and related defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised, (B) subject to certain qualifications, an Opinion of Counsel to the effect that funds so deposited will not be subject to avoidance under applicable bankruptcy law and (C) an Officers’ Certificate and an Opinion of Counsel to the effect that we have complied with all conditions precedent to the defeasance. Notwithstanding the foregoing, the Opinion of Counsel required by clause (A) above need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable on the maturity date within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense.

Transfer and Exchange

A holder will be able to register the transfer of or exchange notes only in accordance with the provisions of the Indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without our prior consent, the registrar is not required (i) to register the transfer of or exchange any note selected for redemption, (ii) to register the transfer of or exchange any note during the period beginning 15 days before the making of the notice of redemption and ending on the day of such mailing, or (iii) to register the transfer or exchange of a note between a record date and the next succeeding interest payment date. The registered holder of a note will be treated as the owner of such note for all purposes.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the notes may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of at least a majority in principal amount of the notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on the notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of a majority in principal amount of the notes then outstanding. Without the consent of any holder, we and the Trustee may amend or supplement the Indenture, the notes or the guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of our obligations to holders in the case of a merger or acquisition, or to make any change that does not adversely affect the rights of any holder, without notice to any other holder of the notes.

Without the consent of each holder affected, we and the Trustee may not: (i) change the principal amount of the notes; (ii) reduce the rate or change the time of payment of interest, including default interest, on any note; (iii) reduce the principal amount of any note; (iv) change the Final Maturity Date of any note, affect the terms of any scheduled payment of interest on or principal of the notes, or alter the redemption provisions contained in the Indenture or the notes in any manner adverse to any holder; (v) make any change in the provisions of the Indenture protecting the right to each holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of the notes to waive Defaults or Events of Default; (vi) make any changes to certain provisions of the Indenture in respect of waiver of past defaults, rights of holders to receive payment or the right of holders to consent to certain changes in the Indenture; (vii) make the principal of, or the interest on any note payable in money other than as provided for in the Indenture, the notes and the guarantees as in effect on the Initial Issue Date; (viii) make any changes in the provisions in the Indenture relating to Change of Control or in our obligations to make a Net Proceeds Offer or Special Offer or the definitions related thereto that could adversely affect the rights of any holder of the notes; (ix) take any action that would subordinate the notes or the subsidiary guarantees to any other Indebtedness of ours or any of our Subsidiaries, respectively, or otherwise affect the ranking of the notes or the subsidiary guarantees; or (x) reduce the percentage of holders necessary to consent to an amendment, supplement or waiver to the Indenture.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the

Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder, unless such holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

As provided in the Indenture, the Trustee has a senior lien prior to the notes against all money or property held or collected by the Trustee, in its capacity as Trustee, other than money held in trust to pay principal of and interest on particular notes, to secure our indemnification obligations in favor of the Trustee.

Governing Law

Each of the Indentures, the notes and the subsidiary guarantees provides that it will be governed by, and construed in accordance with, the laws of the State of New York.

Delivery and Form of Securities

Book-Entry, Delivery and Form

The old notes were initially issued in the form of two Global Notes (the “Global Notes”). The Global Notes were deposited on the date of the closing of the sale of the old notes (the “Closing Date”) with the Trustee, as custodian for The Depository Trust Company, or DTC (the “Depository”), and registered in the name of Cede & Co., as nominee of the Depository (such nominee being referred to herein as the “Global Note Holder”). The Depositary maintains the old notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

The new notes will be issued in the form of one or more global notes, which will be deposited with the Trustee, as custodian for the Depository, and registered in the name of the Global Note Holder.

The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the “Participants” or the “Depositary’s Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary’s Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “Depositary’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary’s Participants or the Depositary’s Indirect Participants.

We expect that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Notes and (ii) ownership of the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary’s Participants), the Depositary’s Participants and the Depositary’s Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent. Because the Depository can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in the Global Notes to pledge such interests to Persons that do not participate in the Depository system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “Notice to Investors.”

So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole holder of outstanding notes under the Indenture. Except as provided below, owners of notes will not be entitled to have notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither we nor the Subsidiary Guarantors or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such notes.

Payments in respect of the principal of, premium, if any, and interest on any notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose names any notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest). We believe, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary’s Participants and the Depositary’s Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary’s Participants or the Depositary’s Indirect Participants.

Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for notes in definitive form. Upon any such issuance, the Trustee is required to register such notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such notes would be issued in fully registered form and would be subject to the legal requirements described herein under the caption “Notice to Investors.” In addition, if (i) the Depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the Trustee in writing that we elect to cause the issuance of notes in definitive form under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Notes, notes in such form will be issued to each person that such Global Note Holder and the Depositary identifies as being the beneficial owner of the related notes.

Neither we nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of notes we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

The Indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages) be made in same-day funds.

Registration Rights; Liquidated Damages

We and the initial purchasers entered into a registration rights agreement in connection with the issuance and sale of the old notes. Pursuant to the registration rights agreement, we agreed to file with the Commission the exchange offer registration statement on the appropriate form under the Securities Act with respect to the new notes. Upon the effectiveness of the exchange offer registration statement, we will offer, pursuant to the exchange offer, to the holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes. If (i) we are not required to file the exchange offer registration statement because the exchange offer is not permitted by applicable law or Commission policy or (ii) any holder of Transfer Restricted Securities notifies us that (a) it is prohibited by law or Commission policy from participating in the exchange offer or (b) it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales or (c) it is a broker-dealer and holds old notes acquired directly from us or an affiliate of ours, we will file with the Commission a shelf registration statement to cover resales of the old notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We will use our best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, “Transfer Restricted Securities” means each old note or new note until (i) the date on which such old note has been exchanged by a person other than a broker-dealer for a new note in the exchange offer, (ii) following the exchange by a broker-dealer in the exchange offer of an old note for a new note, the date on which such new note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement, (iii) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or (iv) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that (i) we and the Subsidiary Guarantors will file an exchange offer registration statement with the Commission on or prior to 135 days after the Issue Date, (ii) we and the Subsidiary Guarantors will use our best efforts to have the exchange offer registration statement declared effective by the Commission on or prior to 225 days after the Issue Date, (iii) unless the exchange offer would not be permitted by a policy of the Commission, we and the Subsidiary Guarantors will commence the exchange offer and will use our best efforts to issue on or prior to 45 days after the date on which the exchange offer registration statement is declared effective by the Commission (the “Exchange Offer Effective Date”) new notes in exchange for all old notes tendered prior thereto in the exchange offer and (iv) if obligated to file the shelf registration statement, we and the Subsidiary Guarantors will use our best efforts to file the shelf registration statement with the Commission on or prior to 135 days after such obligation arises and to cause the shelf registration statement to be declared effective by the Commission on or prior to 225 days after such obligation arises. If (a) we and the Subsidiary Guarantors fail to file within 135 days, or cause to become effective within 225 days, the exchange offer registration statement or (b) we and the Subsidiary Guarantors are obligated to file the shelf registration statement and such shelf registration statement is not filed within 135 days, or declared effective within 225 days, of the date on which we and the Subsidiary Guarantors became so obligated or (c) we and the Subsidiary Guarantors fail to consummate the exchange offer within 45 days of the Exchange Offer Effective Date or (d) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (a) through (d) above a “Registration Default”), in the case of clause (b) only, other than by reason of the failure of the holders to make certain representations to or provide information reasonably requested by us or by reason of delays caused by the failure of any holder to provide information to the National Association of Securities Dealers, Inc. or to any other regulatory agency having jurisdiction over any of the holders, then we will pay liquidated damages (“Liquidated Damages”) to each holder of Transfer Restricted Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of old notes constituting Transfer Restricted Securities held by such holder. The amount of the Liquidated Damages will increase an additional $.05 per week per $1,000 principal amount constituting Transfer Restricted Securities for each subsequent 90-day period until the applicable Registration Default has been cured, up to a maximum amount of Liquidated Damages of $.20 per week per $1,000 principal amount of old notes constituting Transfer Restricted Securities. All accrued Liquidated Damages will be paid by us on each damages payment date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to the holders of certificated securities by mailing a check to such holders’ registered addresses. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of the old notes will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding Liquidated Damages set forth above.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will not have any further registration rights and such old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture or the registration rights agreement without charge by contacting us at 15 Bradley Street, Warren, Pennsylvania 16365 (telephone: (814) 723-1500), Attention: Secretary.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Acquired Indebtedness” means (a) with respect to any Person that becomes a direct or indirect Subsidiary of ours after the date of the Indenture, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Subsidiary of ours that was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of ours and (b) with respect to us or any of our Subsidiaries, any Indebtedness assumed by us or any of our Subsidiaries in connection with the acquisition of an asset from another Person that was not incurred by such other Person in connection with, or in contemplation of, such acquisition.

“Affiliate” of any Person means any Person (i) which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person, (ii) which beneficially owns or holds 10% or more of any class of the Voting Stock of the referent Person, (iii) of which 10% or more of the Voting Stock (or, in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held by the referent Person or (iv) with respect to an individual, who is an immediate family member of such Person. For purposes of this definition, control of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; notwithstanding the foregoing, a Person shall not be deemed to be an affiliate of the referent Person solely as a result of the referent Person owning Voting Stock of such Person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition to any Person other than us or any of our Subsidiaries (including, without limitation, by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), directly or indirectly, in one transaction or a series of related transactions, of (a) any Capital Stock of any Subsidiary or (b) any other properties or assets of ours or any of our Subsidiaries other than transfers of cash, Cash Equivalents, accounts receivable, inventory or other properties or assets in the ordinary course of business. For the purposes of this definition, the term “Asset Sale” shall not include any of the following: (i) any transfer of properties or assets (including Capital Stock) that is governed by, and made in accordance with the provisions described under “Covenants—Limitations on Mergers and Certain Other Transactions”; (ii) any transfer of properties or assets to an Unrestricted Subsidiary, if permitted under the “Limitations on Restricted Payments” covenant; (iii) sales of damaged, worn-out or obsolete equipment or assets that, in our reasonable judgment, are either no longer used or useful in our or our Subsidiaries’ business; (iv) any Sale and Leaseback Transactions not to exceed $5.0 million outstanding at anytime; and (v) any transfers that, but for this clause (v), would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the properties or assets transferred in such transaction or any such series of related transactions does not exceed $1.0 million.

“Attributable Indebtedness” of any Person, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, property subject to such Sale and Leaseback Transaction and the present value (discounted at a rate equivalent to our then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Law” means Title 11, U.S. Code or any foreign law for the relief of debtors.

“Board Resolution” means a duly adopted resolution of our Board of Directors.

“Capital Stock” of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (including without limitation common stock, preferred stock and partnership interests) of such Person.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means (i) marketable obligations with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) demand and time deposits and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million; (iii) commercial paper maturing no more than 180 days from the date of creation thereof issued by a Person that is not an Affiliate of ours and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; and (v) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (i) through (iv) above.

“Change of Control” means the occurrence of any of the following: (i) the consummation of any transaction the result of which is (x) if such transaction occurs prior to the first sale of our Common Equity pursuant to a registration statement under the Securities Act that results in at least 20% of the then outstanding of our Common Equity having been sold to the public, that Permitted Holders beneficially own less than, directly or indirectly, 51% of our Common Equity, and (y) if such transaction occurs thereafter, that any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act) (other than Permitted Holders) owns, directly or indirectly, a majority of our Common Equity, (ii) we consolidate with, or merge with or into, another person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets or our assets and our Subsidiaries (taken as a whole) to any Person, or any Person consolidates with, or merges with or into us, in any such event pursuant to a transaction in which our outstanding Voting Stock, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where our outstanding Voting Stock, as the case may be, is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person and the beneficial owners of our Voting Stock immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or transferee Person immediately after such transaction, (iii) we, either individually or in conjunction with one or more Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, or the Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all or substantially all of our properties and assets and our Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any Person (other than us or a Wholly-Owned Subsidiary), or (iv) during any consecutive two-year period, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our stockholders was approved by either (i) a vote of two-thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (ii) a Permitted Holder) cease for any reason to constitute a majority of our Board of Directors then in office.

“Common Equity” of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors or managing directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, members, managers or others that control the management and policies of such Person.

“Consolidated Amortization Expense” of any Person for any period means the amortization expense of such Person and its Subsidiaries for such period (to the extent included in the computation of Consolidated Net Income of such Person), determined on a consolidated basis in accordance with GAAP.

“Consolidated Depreciation Expense” of any Person for any period means the depreciation expense of such Person and its Subsidiaries for such period (to the extent included in the computation of Consolidated Net Income of such Person), determined on a consolidated basis in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” of any Person means, with respect to any determination date, the ratio of (i) EBITDA for such Person’s four full fiscal quarters immediately preceding the determination date, to (ii) the aggregate Fixed Charges of such Person for such four fiscal quarters. In making such computations, (i) EBITDA and Fixed Charges shall be calculated on a pro forma basis assuming that (A) the Indebtedness to be incurred or the Disqualified Capital Stock to be issued (and all other Indebtedness incurred or Disqualified Capital Stock issued after the first day of such period of four full fiscal quarters referred to in the covenant described in paragraph (a) under “—Certain Covenants—Limitations on Additional Indebtedness” through and including the date of determination), and (if applicable) the application of the net proceeds therefrom (and from any other such Indebtedness or Disqualified Capital Stock), including the refinancing of other Indebtedness, had been incurred on the first day of such four quarter period and, in the case of Acquired Indebtedness, on the assumption that the related transaction (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (B) any acquisition or disposition by us or any Subsidiary of any properties or assets outside the ordinary course of business or any repayment of any principal amount of any Indebtedness of ours or any Subsidiary prior to the stated maturity thereof, in either case since the first day of such period of four full fiscal quarters through and including the date of determination, had been consummated on such first day of such four quarter period; (ii) the Fixed Charges attributable to interest on any Indebtedness required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under “—Certain Covenants—Limitations on Additional Indebtedness” and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at our option, a fixed or floating rate of interest, shall be computed by applying, at our option, either the fixed or floating rate; (iii) the Fixed Charges attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under “— Certain Covenants—Limitations on Additional Indebtedness” shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility, (iv) notwithstanding the foregoing clauses (ii) and (iii), interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements; and (v) if after the first day of the applicable four quarter period we have permanently retired any Indebtedness, Fixed Charges shall be calculated on a pro forma basis as if such Indebtedness had been retired on the first day of such period.

“Consolidated Income Tax Expense” means, for any Person for any period, the provision for taxes based on income and profits of such Person and its Subsidiaries to the extent such income or profits were included in computing Consolidated Net Income of such Person for such period.

“Consolidated Interest Expense” means, without duplication, with respect to any Person for any period, the sum of the interest expense on all Indebtedness of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including, without limitation (i) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness, (ii) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations and bankers’ acceptance financing, (iii) the net costs associated with Hedging Obligations, (iv) amortization of other financing fees and expenses, (v) the interest portion of any deferred payment obligations, (vi) amortization of debt discount or premium, if any, (vii) all other non-cash interest expense, (viii) capitalized interest, (ix) all interest payable with respect to discontinued operations, and (x) all interest on any Indebtedness of any other Person guaranteed by the referent Person or any of its Subsidiaries.

“Consolidated Net Income” of any Person for any period means the net income (or loss) of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication: (i) the net income (or loss) of any Person (other than a Subsidiary of the referent Person) in which any Person other than the referent Person has an ownership interest, except to the extent that any such income has actually been received by the referent Person or any of its Wholly-Owned Subsidiaries in the form of cash dividends during such period; (ii) except to the extent includible in the consolidated net income of the referent Person pursuant to the foregoing clause (i), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Subsidiary of the referent Person or is merged into or consolidated with the referent Person or any of its Subsidiaries or (b) the assets of such Person are acquired by the referent Person or any of its Subsidiaries; (iii) the net income of any Subsidiary of the referent Person during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period; (iv) any gain (but not loss), together with any related provisions for taxes on any such gain, realized during such period by the referent Person or any of its Subsidiaries upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the referent Person or any of its Subsidiaries or (b) any Asset Sale by the referent Person or any of its Subsidiaries, (v) any extraordinary gain (but not extraordinary loss), together with any related provision for taxes on any such extraordinary gain, realized by the referent Person or any of its Subsidiaries during such period; and (vi) in the case of a successor to such Person by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets; and provided, further, that any gain referred to in clauses (iv) and (v) above that is received in cash by the referent Person or one of its Subsidiaries during such period shall be included in the consolidated net income of the referent Person.

“Consolidated Tangible Assets” of any Person as of any date means the total assets of such Person and its Subsidiaries (excluding any assets that would be classified as “intangible assets” under GAAP) on a consolidated basis at such date, determined in accordance with GAAP, less all write-ups subsequent to the Initial Issue Date in the book value of any asset owned by such Person or any of its Subsidiaries.

“Custodian” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

“Default” means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

“Disqualified Capital Stock” means any Capital Stock of such Person or any of its Subsidiaries that, by its terms, by the terms of any agreement related thereto or by the terms of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by such Person or any to its Subsidiaries, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the final maturity date of the notes; provided, however, that any class of Capital Stock of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Capital Stock that is not Disqualified Capital Stock, and that is not convertible, puttable or exchangeable for Disqualified Capital Stock or Indebtedness, shall not be deemed to be Disqualified Capital Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that is not Disqualified Capital Stock.

“EBITDA” means, with respect to any Person for any period, without duplication, the sum of the amounts for such period of (i) Consolidated Net Income, (ii) Consolidated Income Tax Expense, (iii) Consolidated Amortization Expense (but only to the extent not included in Fixed Charges), (iv) Consolidated Depreciation Expense, (v) Fixed Charges, (vi) prepayment or make-whole payments incurred in connection with the repayment of Indebtedness on the date of the Indenture, and (vii) all other non-cash items reducing the Consolidated Net Income (excluding any such non-cash charge that results in an accrual of a reserve for cash charges in any future period) of such Person and its Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP (provided, however, that the amounts set forth in clauses (ii) through (vii) shall be included without duplication and only to the extent such amounts reduce Consolidated Net Income), less the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increase Consolidated Net Income.

“Equity Offering” means an offering or sale of Capital Stock (other than Disqualified Capital Stock) of United Refining Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act or pursuant to an exemption from the registration requirements thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means all of our and our Subsidiaries’ Indebtedness that is outstanding on the Initial Issue Date.

“Fair Market Value” means the fair market value as determined in good faith by the Board of Directors and evidenced by a Board Resolution.

“Fixed Charges” means, with respect to any Person for any period, the sum of (a) the Consolidated Interest Expense of such Person and its Subsidiaries for such period, and (b) the product of (i) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person or a Subsidiary of such Person, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local or equivalent foreign statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Initial Issue Date.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement relating to interest rates.

“Indebtedness” of any Person at any date means, without duplication:

(i) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto);

(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services, which payable is not overdue by more than 60 days according to the original terms of sale unless such payable is being contested in good faith;

(v) the maximum fixed repurchase price of all Disqualified Capital Stock of such Person;

(vi) all Capitalized Lease Obligations of such Person;

(vii) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(viii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of ours or our Subsidiaries that is guaranteed by us or our Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of ours and our Subsidiaries on a consolidated basis; and

(ix) all Attributable Indebtedness.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (vii), the lesser of (A) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (B) the amount of the Indebtedness secured. For purposes of the preceding sentence, the “maximum fixed repurchase price” of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution.

“Independent Director” means a director of ours who has not and whose Affiliates have not, at any time during the twelve months prior to the taking of any action hereunder, directly or indirectly, received, or entered into any understanding or agreement to receive, any compensation, payment or other benefit, of any type or form, from us or any of our Affiliates, other than customary directors fees for serving on our or any Affiliate Board of Directors and reimbursement of out-of-pocket expenses for attendance at our or Affiliate’s board and board committee meetings.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing in the United States that is, in the reasonable judgment of our Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to us and our Affiliates.

“Index Amount” means, for any year, an amount equal to the percentage increase, if any, in the Index as of the end of such year when compared to the Index in effect at the end of the previous year multiplied by the applicable amount of total compensation for such year. The “Index” means the Consumer Price Index for all Urban Consumers (CPI-U), Northeast, all items, 1982-84 = 100, published by the Bureau of Labor Statistics of the U.S. Department of Labor or if at any time such Index is not published, any substitute index designated by United Refining Company and appropriately adjusted.

“Initial Issue Date” means the issue date of the initial notes, namely, August 6, 2004.

“Investments” of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business) or similar credit extensions constituting Indebtedness of such Person, and any guarantee of Indebtedness of any other Person, (ii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iii) all other items that would be classified as investments (including without limitation purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

“Issue Date” means the issue date of the old notes, namely, May 4, 2007.

“Lien” means, with respect to any asset or property, any mortgage, deed of trust, debenture, fiduciary transfer, fiduciary assignment, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset or property, whether or not filed, recorded or otherwise perfected under applicable law (including without limitation any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Management Agreements” means (i) the Management Agreement, dated September 29, 2000, between United Refining Holdings, Inc. and United Refining Company of Pennsylvania and (ii) the Management Agreement, dated July 12, 2002, between United Refining, Inc. and Country Fair, Inc., each as subsequently amended, restated or replaced from time to time in any manner resulting in the terms and conditions of such Management Agreement being no less favorable to us and any of our Subsidiaries as on the Initial Issue Date.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to us or any Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be paid to any Person (other than us or any Subsidiary) owning a beneficial interest in the properties or assets subject to the Asset Sale or having a Lien therein and (iv) appropriate amounts to be provided by us or any Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by us or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pensions and other post employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Recourse Purchase Money Indebtedness” means Indebtedness of ours or any of our Subsidiaries incurred (a) to finance the purchase of any assets of ours or any of our Subsidiaries within 90 days of such purchase, (b) to the extent the amount of Indebtedness thereunder does not exceed 100% of the purchase cost of such assets, (c) to the extent the purchase cost of such assets is or should be included in “additions to property, plant and equipment” in accordance with GAAP, (d) to the extent that such Indebtedness is non-recourse to us or any of our Subsidiaries or any of their respective assets other than the assets so purchased, and (e) to the extent the purchase of such assets is not part of an acquisition of any Person.

“Payment Restriction”, with respect to a Subsidiary of any Person, means any encumbrance, restriction of limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of (i) such Subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other Subsidiary of such Person, (b) make loans or advances to such Person or any other

Subsidiary or such Person or (c) transfer any of its properties or assets to such Person or any other Subsidiary of such Person or (ii) such Person or any other Subsidiary of such Person to receive or retain any such dividends, distributions or payments, loans or advances or transfer or properties or assets.

“Permitted Holders” means John A. Catsimatidis and his Related Parties.

“Permitted Indebtedness” means any of the following:

(i) Indebtedness in an aggregate principal amount at any time outstanding not to exceed the greater of (1) $75.0 million or (2) 85% of the book value of the eligible accounts receivable and 60% of our and our Subsidiaries’ inventory, calculated on a consolidated basis and in accordance with GAAP;

(ii) Indebtedness under the initial notes, the Subsidiary Guarantees and the Indenture issued on August 6, 2004, the old notes, the new notes, and any subsequent notes which may be issued under the Indenture;

(iii) Existing Indebtedness;

(iv) Indebtedness under Hedging Obligations, provided that (1) such Hedging Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by paragraph (a) of the “Limitations on Additional Indebtedness” covenant, and (2) the notional principal amount of such Hedging Obligations does not exceed the principal amount of such Indebtedness to which such Hedging Obligations relate;

(v) our Indebtedness to a Subsidiary and Indebtedness of any Subsidiary to us or a Subsidiary; provided, however, that upon either (1) the subsequent issuance (other than directors’ qualifying shares), sale, transfer or other disposition of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or (2) the transfer or other disposition of any such Indebtedness (except to us or a Subsidiary), the provisions of this clause (v) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of paragraph (a) of the “Limitations on Additional Indebtedness” covenant at the time the Subsidiary in question ceased to be a Subsidiary or the time such transfer or other disposition occurred;

(vi) Indebtedness in respect of bid, performance or surety bonds issued for our account in the ordinary course of business, including guarantees or our obligations with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(vii) Indebtedness in respect of Non-Recourse Purchase Money Indebtedness incurred by us or any Subsidiary;

(viii) Refinancing Indebtedness;

(ix) Indebtedness in respect of Recourse Purchase Money Indebtedness (including Capitalized Lease Obligations) incurred by us or any Subsidiary in an aggregate principal amount at any time outstanding not to exceed $10.0 million; and

(x) other Indebtedness of ours and our Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $10.0 million.

“Permitted Liens” means:

(i) Liens for taxes, assessments or governmental charges or claims that either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves or other provisions have been made in accordance with GAAP;

(ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other Liens imposed by law arising in the ordinary course of business and with respect to amounts that either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves or other provisions have been made in accordance with GAAP;

(iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, progress payments, government contracts and other obligations of like nature (exclusive of obligations for the payment of borrowed money), in each case, incurred in the ordinary course of business;

(v) easements, rights-of-way, restrictions and other similar charges or encumbrances in respect of real property not interfering with the ordinary conduct of our business or any of our Subsidiaries and not materially affecting the value of the property subject thereto;

(vi) leases or subleases granted to others not interfering with the ordinary conduct of our business or any of our Subsidiaries and not materially affecting the value of the property subject thereto;

(vii) Liens securing Acquired Indebtedness, provided that such Liens (x) are not incurred in connection with, or in contemplation of, the acquisition of the property or assets acquired and (y) do not extend to or cover any of our or any of our Subsidiaries’ property or assets other than the property or assets so acquired;

(viii) Liens securing Refinancing Indebtedness to the extent incurred to repay, refinance or refund Indebtedness that is secured by Liens and outstanding as of the Initial Issue Date, provided that such Refinancing Indebtedness shall be secured solely by the assets securing the outstanding Indebtedness being repaid, refinanced or refunded;

(ix) Liens that secure Sale and Leaseback Transactions that are permitted to be incurred under the covenants described under “Limitations on Additional Indebtedness” and “Limitations on Sale and Leaseback Transactions” that extend to or cover property and assets acquired by us or a Subsidiary prior to or on the Initial Issue Date in an aggregate amount at any time outstanding not to exceed $5.0 million or that extend to or cover property and assets acquired by us or a Subsidiary after the Initial Issue Date;

(x) Liens securing Indebtedness between us and our Wholly-Owned Subsidiaries or among such Wholly-Owned Subsidiaries;

(xi) Liens existing on the Initial Issue Date to the extent and in the manner such Liens are in effect on the Initial Issue Date (after giving effect to the application of the proceeds of the initial notes);

(xii) Liens securing the Revolving Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (1) $75.0 million or (2) 85% of the book value of the eligible accounts receivable and 60% of our and our Subsidiaries’ inventory, calculated on a consolidated basis and in accordance with GAAP;

(xiii) Liens securing Non-Recourse Purchase Money Indebtedness or Recourse Purchase Money Indebtedness (including Capitalized Lease Obligations), provided, that such Liens extend only to the property being acquired and such Lien is created within 90 days of the purchase of such property;

(xiv) Liens securing Indebtedness in an amount not to exceed $10.0 million at any time outstanding; and

(xv) Liens on raw materials in transit.

“Person” means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation”, with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

“Recourse Purchase Money Indebtedness” means Indebtedness of ours or any of our Subsidiaries incurred (a) to finance the purchase of any of our or any of our Subsidiaries’ assets within 90 days of such purchase, (b) to the extent the amount of Indebtedness thereunder does not exceed 100% of the purchase cost of such assets, (c) to the extent the purchase cost of such assets is or should be included in “additions to property, plant and equipment” in accordance with GAAP, and (d) to the extent the purchase of such assets is not part of an acquisition of any Person.

“Refinancing Indebtedness” means Indebtedness of ours or a Subsidiary of ours issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part (collectively, “repay”), or constituting an amendment, modification or supplement to or a deferral or renewal of (collectively, an “amendment”), any Indebtedness of ours or any of our Subsidiaries or incurred pursuant to the Fixed Charge Coverage Ratio test of the covenant described under “Limitations on Additional Indebtedness” in a principal amount not in excess of the principal amount of the Indebtedness so repaid or amended (or, if such Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement); provided that: (i) the Refinancing Indebtedness is the obligation of the same Person, and is subordinated to the notes, if at all, to the same extent, as the Indebtedness being repaid or amended; (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being repaid or amended or (b) after the maturity date of the notes; (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the notes; and (iv) the Refinancing Indebtedness is secured only to the extent, if at all, and by the assets, that the Indebtedness being repaid or amended is secured.

“Related Business Investment” means any Investment directly by us or our Subsidiaries in any business that is closely related to or complements our or our Subsidiaries’ business as such business exists on the Initial Issue Date.

“Related Party” with respect to any Person means (i) any controlling Stockholder, any 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Person, or (ii) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Person and/or such other Persons referred to in the immediately preceding clause (i).

“Restricted Debt Payment” means any purchase, redemption, defeasance (including without limitation in substance or legal defeasance) or other acquisition or retirement for value, directly or indirectly, by us or a Subsidiary, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.

“Restricted Investment” with respect to any Person, means any Investment by such Person (other than investments in Cash Equivalents) in any Person that is not a Subsidiary, including its Unrestricted Subsidiaries, if any.

“Restricted Payment” means with respect to any Person: (i) the declaration of any dividend (other than a dividend declared by a Wholly Owned Subsidiary to holders of its Common Equity) or the making of any other payment or distribution of cash, securities or other property or assets in respect of such Person’s Capital Stock (except that a dividend payable solely in Capital Stock (other than Disqualified Capital Stock) of such Person shall not constitute a Restricted Payment); (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person’s Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly (other than a payment solely in Capital Stock that is not Disqualified Capital Stock); (iii) any Restricted Investment; (iv) any Restricted Debt Payment; or (v) any payments under the Servicing Agreement in excess of $2 million per fiscal year.

“Revolving Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of July 12, 2002, as amended by that Amendment No. 1 to Credit Agreement, dated as of November 27, 2002, as amended by that Limited Waiver and Amendment No. 2, dated as of February 19, 2003, as amended by that Limited Waiver and Amendment No. 3, dated as of March 24, 2003, as amended by that Amendment No. 4 to Credit Agreement, dated as of January 27, 2004, as amended by that Amendment No. 5 to Credit Agreement, dated as of August 6, 2004, as amended by that Amendment No. 6 to Credit Agreement, dated as of April 19, 2005, and as amended by that Amendment No. 7 to Credit Agreement, dated as of November 27, 2006 among us, United Refining Company of Pennsylvania, Kiantone Pipeline Corporation, Country Fair, Inc., Kwik-Fill Corporation and the Banks party thereto and PNC Bank, National Association, as Agent, as subsequently amended, restated or replaced from time to time.

“Sale and Leaseback Transaction” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person or any of its Subsidiaries of any property or asset of such Person or any of its Subsidiaries which has been or is being sold or transferred by such Person or such Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

“Securities Act” means the Securities Act of 1933, as amended.

“Servicing Agreement” means that certain agreement between Red Apple Group, Inc. and us, dated June 9, 1997, pursuant to which we shall pay to Red Apple Group, Inc. for the use of Red Apple Group, Inc.’s New York headquarters, as such agreement may be amended from time to time, and any agreement concerning the same subject matter between us and John A. Catsimatidis and/or any of his Affiliates, whether such agreement is a replacement thereof or in addition thereto.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Initial Issue Date, except all references to “10 percent” in such definition shall be changed to “2 percent”.

“Subordinated Indebtedness” means Indebtedness of ours or any Subsidiary that is subordinated in right of payment to the notes or the subsidiary guarantees, respectively.

“Subsidiary” of any Person means (i) any corporation of which at least a majority of the aggregate voting power of all classes of the Common Equity is owned by such Person directly or through one or more other Subsidiaries of such Person and (ii) any entity other than a corporation in which such Person, directly or indirectly, owns at least a majority of the Common Equity of such entity, other than any such person designated as an Unrestricted Subsidiary in accordance with the definition of “Unrestricted Subsidiary”.

“Subsidiary Guarantors” means each of Country Fair, Inc., Kiantone Pipeline Corporation, Kiantone Pipeline Company, United Jet Center, Inc., United Refining Company of Pennsylvania, Kwik-Fill Corporation, Independent Gasoline and Oil Company of Rochester, Inc., Bell Oil Corp., PPC, Inc., Super Test Petroleum, Inc.,

Kwik-Fil, Inc. and Vulcan Asphalt Refining Corporation and each other person who is required to become a Subsidiary Guarantor by the terms of the Indenture.

“Tax Sharing Agreement” means the Tax Sharing Agreement dated as of June 9, 1997, by and among Red Apple Group, Inc., us and certain of our affiliates, as in effect on the Initial Issue Date and as amended from time to time thereafter; provided that any such amendment does not increase the liability or decrease our or any of our Subsidiaries’ rights under the Tax Sharing Agreement.

“Unrestricted Subsidiary” means each of our Subsidiaries so designated by a resolution adopted by our Board of Directors and whose creditors have no direct or indirect recourse (including without limitation recourse with respect to the payment of principal of or interest on Indebtedness of such Subsidiary) to us or a Subsidiary; provided, however, that our Board of Directors will be prohibited from designating as an Unrestricted Subsidiary any Subsidiary existing on the date of the Indenture. Our Board of Directors may designate an Unrestricted Subsidiary to be a Subsidiary, provided that (i) any such redesignation shall be deemed to be an incurrence by us and our Subsidiaries of the Indebtedness (if any) of such redesignated Subsidiary for purposes of the “Limitations on Additional Indebtedness” covenant in the Indenture as of the date of such redesignation and (ii) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, we and our Subsidiaries could incur $1 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the “Limitations on Additional Indebtedness” covenant described above. Any such designation or redesignation by the Board of Directors shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Board Resolution giving effect to such designation or redesignation and an Officer’s Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such certificate.

“Voting Stock”, with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Weighted Average Life to Maturity”, when applied to any Indebtedness at any date, means the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (ii) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of ours means a Subsidiary of ours, of which 100% of the Common Equity (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by us or through one or more of our Wholly-Owned Subsidiaries.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax consequences of the exchange of old notes for new notes and the ownership and disposition of the new notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, rulings and pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences described herein.

This discussion is limited to holders who hold the notes as capital assets, within the meaning of section 1221 of the Code. Moreover, in this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities or persons who hold the notes through partnerships or other pass-through entities, U.S. expatriates, former long-term residents or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, any U.S. federal estate or gift tax considerations or the effect of any tax treaty. We believe, and it is our intention to take the position that, we will treat the notes as indebtedness for U.S federal income tax purposes, and this discussion assumes such treatment will be respected.

This discussion of certain U.S. federal tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation as well as to any tax consequences under the laws of any state, local, foreign or other taxing jurisdiction and under any applicable tax treaty.

Exchange of Notes

The exchange of new notes for old notes will not be treated as a taxable event for U.S. federal income tax purposes. Rather, the new notes received by you will be treated as a continuation of the old notes in your hands. Accordingly, you will have the same tax basis and holding period in the new notes as you had in the old notes immediately prior to the exchange.

Consequences to U.S. Holders

You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under U.S. law (federal or state);

•	an estate whose world-wide income is subject to U.S. federal income taxation; or

•

a trust that either (1) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Subject to the discussion below regarding pre-issuance accrued interest, stated interest on the notes will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

Amortizable Bond Premium

In general, if a U.S. holder purchases a note for an amount (excluding any amount attributable to the pre-issuance accrued interest described below) in excess of the stated principal amount of the note, such excess will constitute bond premium. You generally may elect to amortize bond premium over the term of the note on a constant yield method as an offset to interest income. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Pre-Issuance Accrued Interest

A portion of the purchase price of the notes is attributable to the amount of interest accrued prior to the date the notes were issued. We intend to take the position that, on the first interest payment date, a portion of the interest received (in an amount equal to the pre-issuance accrued interest) is not income and is not taxable interest to U.S. holders. Pre-issuance accrued interest will reduce the basis of the notes owned by a U.S. holder.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Subject to the discussion of market discount below, you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note in an amount equal to the difference between (1) the amount realized on the disposition (other than amounts attributable to accrued interest (other than pre-issuance accrued interest), which will be treated as ordinary interest income as described above) and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal your cost thereof, increased by any market discount previously included in income by you and reduced by any amortized premium. Any gain or loss that is recognized on the disposition of a note will be capital gain or loss, and will be a long-term capital gain or loss if you have held the note for more than one year. If you are not a corporation, then any long-term capital gain will generally be subject to U.S. federal income tax at a reduced rate. Your ability to deduct capital losses is subject to certain limitations.

Market Discount

A holder of notes may be affected by the market discount provisions of the Code. For this purpose, and subject to a de minimus exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note (which is its stated principal amount) exceeds the holder’s adjusted tax basis in the note when purchased. Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to include as ordinary income upon the disposition, retirement or gift of that note an amount equal to the lesser of (i) the gain realized upon the disposition or retirement or, in the case of a gift, the appreciation in the notes and (ii) the accrued market discount on that note at the time of disposition, maturity or gift, unless the U.S. holder elects to include accrued market discount in income over the remaining life of the note.

The election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. The rules regarding market discount are complex, and U.S. holders should consult their tax advisors.

Information Reporting and Backup Withholding

In general, information reporting is required as to certain payments of principal and interest on the notes and on the proceeds of the sale of a note unless you are a corporation or other exempt recipient.

In addition, you will be subject to a backup withholding tax if you fail to (1) furnish your taxpayer identification number (social security or employer identification number), (2) certify that such number is correct or (3) certify that you are not subject to backup withholding. Any amount that is withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that you timely provide certain information to the IRS.

Consequences to Non-U.S. Holders

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of notes and you are, for U.S. federal income for purposes, a non-resident alien individual, corporation, trust or estate that is not a U.S. holder.

Payments of Interest

Subject to the discussion of backup withholding below, under the portfolio interest exemption, interest on a note that you receive will not be subject to U.S. federal income or withholding tax if the interest is not effectively connected with the conduct of a trade or business in the United States by you and you

•	do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock; and

•	are not a controlled foreign corporation that is related to us; and

the U.S. person who would otherwise be required to deduct and withhold tax from the interest payment receives a statement meeting specified requirements that you are not a U.S. person. A statement that meets these specified requirements may be provided by you under penalties of perjury on a properly completed IRS Form W-8BEN or by certain other persons who have received certain information from you. If such a statement is not received by the person who would otherwise be required to withhold tax from the interest or if the portfolio interest exemption is not available for another reason, then the interest on a note may be subject to U.S. federal income tax withholding at a rate of 30%, or a lower rate that is available by reason of any applicable income tax treaty.

Interest on a note that is effectively connected with the conduct of a trade or business in the United States by you is not subject to withholding if you provide a properly completed IRS Form W-8ECI. However, you will generally be subject to U.S. federal income tax on such interest in the same manner as if you were a U.S. person. If you are a foreign corporation, you may also be subject to any applicable branch profits tax on such interest at a 30% rate (or lower applicable treaty rate).

For purposes of the foregoing discussion, we intend to take the position that pre-issuance accrued interest should be treated as a repayment of principal and not as a payment of interest.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, you will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption or other taxable disposition of a note unless the gain is effectively connected with your conduct of a trade or business in the United States or, if you are an individual, you are present in the United States for 183 days or more in the taxable year in which the sale, exchange, redemption or other disposition occurs and certain other conditions are met. Any amount which you receive on the sale, exchange, redemption or other taxable disposition of a note which is attributable to accrued interest (other than pre-issuance accrued interest) will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above.

If your gain is effectively connected with your conduct of a United States trade or business, you generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as if you were a U.S. person. If you are a corporation, you may also, under certain circumstances, be subject to any applicable branch profits tax at a 30% rate (or lower applicable treaty rate). If you are subject to the 183-day rule described above, you generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding

If you are a non-U.S. holder, the payment of interest on a note will be subject to information reporting and backup withholding unless you certify as to your non-U.S. holder status by providing an IRS Form W-8BEN, IRS Form W-8EXP, or IRS Form W-8ECI, as applicable, to us, our paying agent or the person who would otherwise be required to withhold tax, or you otherwise qualify for an exemption. In any case, information reporting on IRS Form 1042-S will generally apply to interest payments.

The payment of the proceeds of the disposition (including a redemption) of a note to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provided the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition (including a redemption) effected outside the United States by you to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker has specified connections with the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of your non-U.S. status, or unless you otherwise qualify for an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS

The exchange offer is not being made to, nor will the issuer or the subsidiary guarantors accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of new notes, other than a broker-dealer, may offer new notes (together with the guarantees thereof) for resale, resell and otherwise transfer the new notes (and the related guarantees) without delivering a prospectus to prospective purchasers, if the holder acquired the new notes in the ordinary course of business, has no intention of engaging in a “distribution,” as defined under the Securities Act, of the new notes and is not an “affiliate,” as defined under the Securities Act, of the issuer or any subsidiary guarantor.

Any broker-dealer that holds old notes acquired for its own account as a result of market-making activities or other trading activities (other than old notes acquired directly from the issuer) may exchange those old notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by such broker-dealer in the exchange offer. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of new notes received in an exchange such as the exchange pursuant to the exchange offer, if the old notes for which the new notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities. Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.

The issuer and the subsidiary guarantors shall use their best efforts to keep the exchange offer registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities, and to ensure that it conforms with the requirements of the registration rights agreement, the Securities Act and the policies, rules and regulations of the SEC as announced from time to time. The issuer shall provide sufficient copies of the latest version of such prospectus to broker-dealers promptly upon request at any time during such period in order to facilitate such resales.

A broker-dealer desiring that the exchange offer registration statement be kept continuously effective for resales of new notes must notify the issuer in writing that such broker-dealer acquired new notes as a result of market-making or other similar activities such that the broker-dealer would be required to deliver a prospectus under the Securities Act upon a subsequent sale or other disposition of the new notes. A broker-dealer making dispositions of new notes pursuant to the exchange offer registration statement will be required to suspend its use of the prospectus included in the exchange offer registration statement, as amended or supplemented, under specified circumstances upon receipt of written notice to that effect from the issuer.

We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.

We have agreed to pay all expenses incident to the exchange offer (including the reasonable expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes (including any broker-dealers selling new notes in accordance with this “Plan of Distribution and Selling Restrictions” section) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes and the subsidiary guarantees offered hereby and certain legal matters relating thereto will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York, John R. Wagner, Esq., Vice President, General Counsel and Secretary of the issuer, Maddin, Hauser, Wartell, Roth & Heller, P.C., Southfield, Michigan, and Pietragallo, Bosick & Gordon, LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

$125,000,000

Exchange Offer for

10 1/2% Senior Notes due 2012

United Refining Company

PROSPECTUS

September 19, 2007

No dealer, sales representative or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by United Refining Company or any of its subsidiaries. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities, in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of United Refining Company and any of its subsidiaries since the date hereof or that information contained in this prospectus is correct as of any time subsequent to its date.